AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                November 13, 2001


                           REGISTRATION NO. 333-63188
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------


                               AMENDMENT NO. 2 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -----------------


                             THE MORGAN GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               -----------------

             DELAWARE                                      22-2902315
   (STATE OR OTHER JURISDICTION             (I.R.S. EMPLOYER IDENTIFICATION NO.)
         OF INCORPORATION)
                                -----------------

                              2746 Old U.S. 20 West
                             Elkhart, Indiana 46514
                                 (219) 295-2200
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)
                               -----------------

                                 Gary J. Klusman
                             The Morgan Group, Inc.
                              2746 Old U.S. 20 West
                             Elkhart, Indiana 46514
                                 (219) 295-2200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)
                               -----------------

                                   COPIES TO:

                                   Eric R. Moy
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7298

                                -----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

                                                PROPOSED MAXIMUM           PROPOSED MAXIMUM             AMOUNT OF
TITLE OF SECURITIES        AMOUNT TO BE          OFFERING PRICE                AGGREGATE              REGISTRATION
TO BE REGISTERED           REGISTERED                 PER SHARE            OFFERING PRICE                FEE(1)

Class A Common Stock,          1,248,157             $9.00                    $11,233,413.00            $2,808.35
   $.015 par value


(1) The registration fee, previously paid, has been calculated in accordance with Rule 457(g) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price.

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


PRELIMINARY
PROSPECTUS
SUBJECT TO COMPLETION
DATED _____________, 2001


                    1,248,157 SHARES OF CLASS A COMMON STOCK

                                    [MG LOGO]

                       ISSUABLE UPON EXERCISE OF WARRANTS


     We currently have two classes of common stock issued and outstanding, Class A common stock, $.015 par value, and Class B common stock, $.015 par value. We have no other equity securities outstanding. We are distributing to holders of our Class A common stock, Class A warrants to purchase additional shares of our Class A common stock. This prospectus relates to the Class A common stock issuable upon exercise of the Class A warrants. Our Class A common stock trades on the American Stock Exchange under the symbol "MG."


     o For each share of our Class A common stock which you own on the record date of ___________, 2001 you will receive one Class A warrant.


     o Each Class A warrant entitles you to purchase, subject to certain adjustments, one share of our Class A common stock at the warrant exercise price of $9.00 per share. The exercise price for the Class A warrants will be reduced to $6.00 per share during a reduction period of at least 30 days to be set by our Board of Directors. The Board has not yet determined the timing of the reduction period. If the reduction period has not been set by ___________2006, the reduction period will be ______________, 2006.

     o The closing price for the shares of Class A common stock on _____________, 2001 was $______. Therefore, the warrant exercise price is considerably higher than the recent trading price of the Class A common stock as of the date of this Prospectus.

     o On July 12, 2001, we issued 1,000,000 shares of our Class B common stock to a wholly owned subsidiary of Lynch Interactive Corporation, our controlling stockholder, for a purchase price of $2.00 per share. See "The Morgan Group, Inc.-Lynch Interactive Corporation" on page 3 for a more complete description of the transaction and a discussion of the disparity in price.


     o The Class A warrants may not be transferred. We do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange. However, we intend to apply for listing of the Class A common stock underlying the Class A warrants on the American Stock Exchange.

     o We will not issue fractional shares, and we will not pay cash in place of warrants or fractional shares. If the number of warrants which you own on the record date would result, when exercised, in your receipt of fractional shares, the number of shares which you will be able to purchase pursuant to such warrants will be rounded down to the next whole number.


     o The warrants are exercisable for a 5-year period beginning on the date of this prospectus, when completed, and continuing until 5:00 p.m., New York City Time, on ____________, 2006.

     o    Warrants are irrevocable once exercised.


                                                     Maximum                                          Maximum
                           Maximum Number            Warrant          Underwriting Discounts          Proceeds
                         of Shares Issuable       Exercise Price       and Commissions (1)         to Company (2)
Per Share of Class A
Common Stock                  1,248,157             $9.00 (3)                  None                  $9.00 (3)

Total (4)                     1,248,157          $11,233,413 (3)               None               $11,233,413 (3)

(1) We are distributing the warrants directly to our stockholders and do not intend to pay any commissions or other remuneration to any person for soliciting purchasers of the shares of Class A common stock underlying the warrants.

(2) Before estimated expenses of $182,808.35. The warrant exercise price is considerably higher than the recent trading price of the Class A common stock as of the date of this Prospectus. There is no minimum offering. There is no assurance that any of the warrants will be exercised.

(3) The exercise price for the Class A warrants will be reduced to $6.00 per share during a reduction period of at least 30 days to be set by our Board of Directors. If such period is not set prior to the date 60 days before the expiration date, such period will comprise the final 30 days before the expiration date.

(4)  Assumes exercise of all warrants to be issued in this offering.


This investment involves risk. See "Risk Factors" beginning on page 6 to read about risks that you should consider carefully before buying shares of our Class A Common Stock.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The date of this Prospectus is _____________, 2001.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................1

THE MORGAN GROUP, INC..........................................................1


THE OFFERING...................................................................6

RISK FACTORS...................................................................8

RISKS RELATED TO THE OFFERING..................................................8

RISKS RELATED TO US AND OUR INDUSTRY...........................................9

RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL..................................11

CAPITALIZATION................................................................12

SUMMARY FINANCIAL DATA........................................................13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
      FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................14
      RESULTS OF OPERATIONS FOR THE YEAR 2000 COMPARED WITH 1999..............14
      INTERIM RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2001..18

MARKET FOR COMMON EQUITY
       AND RELATED STOCKHOLDER MATTERS........................................23
       Market Information.....................................................23
       Dividend Policy........................................................23

USE OF PROCEEDS...............................................................23

THE OFFERING..................................................................24
       Exercising Your Warrants...............................................24
       Warrant Exercise Price.................................................24
       Expiration Time........................................................25
       Warrant Agent..........................................................25
       Determination of the Warrant Exercise Price............................25
       Plan of Distribution...................................................25
       Warrant Payments.......................................................26
       Anti-Dilution Protection...............................................26
       Warrant Amendments.....................................................26
       Nominee Holders........................................................26
       Ambiguities in Exercise of the Warrants................................27
       Interpretation.........................................................27
       Risk of Loss on Delivery of Warrant Certificates and Payments..........27
       Exercise of Less Than All Warrants.....................................27

       Warrants Are Not Transferable..........................................28
       Signature Guarantees...................................................28
       Procedures for Depository Trust Company Participants...................28
       No Revocation..........................................................28
       No Board Recommendation................................................29
       Issuance of Stock Certificates.........................................29
       Foreign Stockholders; Stockholders with APO or FPO Addresses...........29
       State and Foreign Securities Law.......................................29
       Regulatory Limitation..................................................29
       Questions or Requests for Assistance...................................29

DILUTION .....................................................................30

DESCRIPTION OF CAPITAL STOCK..................................................30
       Class A and Class B Common Stock.......................................30
       Preferred Stock........................................................31
       Certain Statutory, Charter and ByLaw Provisions........................31

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.......................................33

INDEMNIFICATION OF DIRECTORS AND OFFICERS --
       DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION.................34

LEGAL MATTERS.................................................................34

EXPERTS  .....................................................................34

FORWARD LOOKING STATEMENTS....................................................34

WHERE YOU CAN FIND MORE INFORMATION...........................................35

INCORPORATION BY REFERENCE....................................................35

                               PROSPECTUS SUMMARY

     This summary highlights material information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks involved in our Class A common stock discussed under "Risk Factors" before deciding to invest in shares of our Class A common stock.

                             THE MORGAN GROUP, INC.


     The Morgan Group, Inc., a majority owned subsidiary of Lynch Interactive Corporation, is the nation's largest publicly owned service company managing the delivery of manufactured homes, commercial vehicles and specialized equipment in the United States, and, through its wholly owned and principal subsidiary, Morgan Drive Away, Inc., has been operating since 1936. We primarily provide outsourcing transportation services through a national network of approximately 775 independent owner-operators and approximately 1,112 other drivers as of October 31, 2001. We dispatch our drivers from 56 locations in 27 states, as of such date. We also provide certain insurance services to the independent owner-operators through our insurance subsidiaries.


     As further described below, our strategy is to grow through expansion in our niche businesses while pursuing appropriate acquisitions or joint ventures in related industries. In addition, we will seek to expand insurance product offerings to drivers and owner-operators.

Our Services

     We  operate  in  four  business  segments:   Manufactured  Housing,  Driver
Outsourcing, Specialized Outsourcing Services, and Insurance and Finance.


     o Manufactured Housing Segment. We derive the largest portion of our operating revenues from transportation of manufactured housing, primarily new manufactured homes, modular homes, and office trailers. We also transport used manufactured homes and offices for individuals, businesses, and the U.S. Government. We are the largest transporter of manufactured homes in the United States. As of October 31, 2001, we utilize approximately 426 independent owner-operators to transport manufactured homes for our customers. The number of independent owner-operators decreased approximately 47% from October 31, 2000, principally due to the decrease in shipments. To serve the regional structure of this industry, we position each of our dispatch offices close to the production facility it serves. As of October 31, 2001, there are 37 regional dispatch offices.

          In 2001, for the third consecutive year, the manufactured housing industry experienced a decline in shipments and production. However, we believe that the manufactured housing industry over the long-term should grow, but there is no assurance that manufactured housing sales will increase.

     o Driver Outsourcing Segment. Our driver outsourcing segment provides outsourcing transportation services primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in nine states utilizing 1,112 drivers. In 2000, we delivered approximately 36,900 units through the use of these drivers. While the number of deliveries decreased, operating revenue per unit delivered increased in 2000.

     o Specialized Outsourcing Services Segment. Our specialized outsourcing services segment delivers large trailers ("Towaway Services") and travel and other small trailers. As of October 31, 2001, we had contracts with approximately 123 independent owner-operators who drive semi-tractors to provide Towaway Services compared to 89 independent owner-operators at October 31, 2000. As of October 31, 2001, we deliver travel and other small trailers through 226 independent owner-operators.

     o Insurance and Finance Segment. Our insurance and finance segment provides insurance and financing to our drivers and independent owner-operators. Our insurance subsidiary may accept a limited portion or all of the underwriting risk, retaining the appropriate proportion of the premiums. This segment administers our cargo, bodily injury and property damage insurance programs.

Customers and Marketing


     Our customers are located in various parts of the United States. Our largest manufactured housing customer is Fleetwood Enterprises, Inc. Our largest driver outsourcing customer is Winnebago Industries, Inc. Our largest specialized outsourcing services customer is Fleetwood Enterprises, Inc. While most manufacturers rely solely on carriers such as us, other manufacturers operate their own equipment and may employ outside carriers on a limited basis.


     Our operating revenues primarily include linehaul revenues derived by multiplying the miles of a given shipment by the stated mileage rate. Operating revenues also include charges for permits, insurance, escorts and other items. A substantial portion of our operating revenues are generated under one, two, or three-year contracts with producers of manufactured homes, recreational vehicles, and the other products. In these contracts, the manufacturers agree that we will provide a specific percentage (up to 100%) of their transportation service requirements from a particular location on the basis of a prescribed rate schedule, subject to certain adjustments to accommodate increases in our transportation costs. Linehaul revenues generated under customer contracts in 2000, 1999 and 1998 were 69%, 71%, and 64% of total linehaul revenues, respectively.


     Our ten largest customers all have been served for at least three years and accounted for approximately 67%, 68% and 69% of linehaul revenues in 2000, 1999 and 1998, respectively. Linehaul revenues under contract with Fleetwood Enterprises, Inc. accounted for over 15% of linehaul revenues in 2000. Linehaul revenues with Oakwood Homes Corporation accounted for over 20% of linehaul revenues in 2000. The Fleetwood manufactured housing contract is continuous except that it may be terminated upon thirty (30) days written notice by either party if the other party has repeatedly failed to perform, persistently disregarded applicable laws or regulations, or otherwise committed a substantial violation of the contract. We have been servicing Fleetwood for over 25 years. The Oakwood manufactured housing contract expired on September 30, 2001 and will not be renewed; however, we will continue to be the primary backup carrier for Oakwood. Most of our contracts provide for scheduled rate increases based upon regional fuel prices. These increases are generally passed on to the independent owner-operators who purchase fuel.

     We market services through 56 locations in 27 states at October 31, 2001, concentrated where manufactured housing and recreational vehicle production facilities are located. Marketing support personnel are located both at our Elkhart, Indiana headquarters and regionally.


     Our sales personnel meet periodically with manufacturers to review production schedules, requirements and maintain contact with customers' shipping personnel. Our senior management maintains personal contact with corporate officers of our largest customers. Regional and terminal personnel also develop relationships with manufactured home park owners, retailers, finance companies and others to promote our services for shipment of used manufactured homes. We also participate in industry trade shows throughout the country and advertise in trade magazines, newspapers, and telephone directories.

Growth Strategy

     Our strategy is to focus on our core transportation services. We will also look for opportunities to capitalize and/or grow our market in manufactured housing and driver outsourcing through acquisitions, if suitable opportunities arise.

     o Manufactured Housing. We believe we can take better advantage of our position in the manufactured housing industry by expanding the services we offer within our specialized business. We will also pursue other national contracts with manufacturers. While the manufactured housing industry has been in recession, we are seeking to position ourselves to take advantage of growth opportunities as this industry recovers.

     o Driver Outsourcing. We have focused our driver outsourcing operations in two broad markets, recreational and commercial vehicles. Given the softness in the recreational vehicle industry, we are seeking to expand in the delivery of commercial vehicles, such as commercial trucks, school buses, ambulances, dump trucks and shuttle buses.

     o Specialized Outsourcing Services. We believe we can grow our Towaway business by increasing the number of available drivers and through the use of transportation brokers. We have not been able to take full advantage of large trailer delivery opportunities because we have not had a sufficient number of Towaway drivers or our drivers were not in the required locations.

     o Acquisitions/Joint Ventures. We regularly consider acquisition opportunities. We may consider acquiring regional or national firms that service the manufactured housing and/or the outsourcing industry as well as logistics, transportation, or related industries.

     o Insurance and Finance. We may seek to expand our insurance services to our independent contractors and others. We currently have no plans to grow the finance portion of our business.

Lynch Interactive Corporation


     As of June 30, 2001, our controlling stockholder, Lynch Interactive Corporation ("Interactive") owned 161,000 shares of our outstanding Class A common stock and all 1,200,000 shares of our outstanding Class B common stock through its wholly owned subsidiary Brighton Communications Corporation ("Brighton"). On July 12, 2001, we issued 1,000,000 shares of our Class B common stock to Interactive through Brighton for a purchase price of $2.00 per share. The additional issuance to Interactive increased its percentage of the voting power of our common stock from approximately 70% to greater than 80%.


     There is a significant disparity between the price per share offered to Interactive in the sale of our Class B common stock and the warrant exercise price of $9.00, subject to adjustment, for the warrants distributed in this offering. This disparity is primarily due to the following considerations:

     o On January 28, 2001, our credit facility expired. To support our operations, we were obliged to establish a replacement credit facility. We determined that, in order to obtain a new credit facility, we must raise additional equity capital. We considered various methods for raising additional equity capital including a traditional public offering, and determined that the sale of equity capital to Interactive was the most favorable alternative that could be accomplished in a timely manner.

     o In order to enhance its internal corporate structuring objectives, Interactive deemed that, in connection with any additional equity investment in us, it was essential to, among other things, gain at least 80% of the voting power of our common stock.

     o Unlike our Class A common stock, the shares of our Class B commons stock are not listed on any stock exchange or traded in any market.

     o Our Class B common stock is subject to significant transfer restrictions. Any transfer in violation of the transfer restrictions will result in the automatic conversion of such transferred shares of Class A common stock and substantially dilute the voting control of the Class B common stock.

     o Our Certificate of Incorporation provides for dividends paid on shares of our Class A common stock to be up to twice the amount of dividends paid on shares of our Class B common stock.

     o Although the warrants are currently out-of-the-money, they have a five-year term and have the potential to provide holders with value over the long-term.


     On August 17, 2001, Interactive announced that it plans to spin off its investment in us. Interactive contemplates that all of the shares of Class A common stock and Class B common stock held by Interactive through Brighton will be placed into a newly formed corporation wholly owned by Interactive and that the shares of that new corporation will be distributed to Interactive's stockholders. We do not expect that the Interactive spin-off will have a material effect on the company.

     In the event that the Class A warrants issued pursuant to this prospectus and the Class B warrants described below under "-Concurrent Private Sale of Class B Warrants to our Class B Holder" are distributed to Interactive through Brighton prior to the Interactive spin-off described above, we have consented to the assignment of the Class A and Class B warrants to the new entity.

Concurrent Private Sale of Class B Warrants to our Class B Holder

     Concurrently with our distribution of the Class A warrants, we are distributing to the holder of our Class B common stock on the record date one Class B warrant for each share of our Class B common stock held on that date, for a total of 2,200,000 Class B warrants. Each Class B warrant entitles the holder to purchase one share of our Class B common stock at an exercise price of $9.00 per share, subject to adjustment upon occurrence of certain dilutive events. The terms of the Class B warrants are identical to the terms of the Class A warrants, except that the Class B warrants will not carry any right to a reduction in their exercise price and transfer of the Class B warrants will be restricted on terms identical to the restrictions on transfer of shares of Class B common stock.

Legal Proceedings

     On September 26, 2001, we filed suit in federal court in Georgia against one of our former senior officers, a competitor and certain of its affiliates, alleging that the parties had secretly conspired to misappropriate our drivers, employees, customers and trade secrets through unlawful means at a time when the senior officer was still a senior officer of the company. The lawsuit further alleges that, while on our payroll, the senior officer and some of her subordinates worked with the competitor, using false information, to convince drivers under contract with us to leave and work for the competitor instead. It is also alleged that the senior officer and others working on behalf of the competitor sent more than 20 faxes (including some from our own facilities) encouraging retail dealers under false pretenses to instruct manufacturers to have their homes shipped by the competitor rather than us in interference with those manufacturers' written agreement with us. The lawsuit further alleges that the senior officer and others acting for the competitor improperly removed trade secret information and files from two of our offices, including confidential pricing data that the competitor allegedly is using to unfairly compete with our price structure.

     At a hearing on September 28, 2001, the competitor and the senior officer denied many of the allegations and any wrongdoing. The federal court issued a preliminary injunction under which the court invalidated contracts between the competitor and the drivers the competitor had recruited from us. Those drivers were freed from their contracts with the competitor and given 10 days to choose among us, the competitor or another carrier based on full disclosure of information. The court also invalidated the letters from retail dealers to manufacturers that the competitor and the senior officer allegedly instigated, and confirmed that retail dealers should not be improperly induced to use an alternate carrier. The competitor and the senior officer also have been prohibited by the court from keeping or using any confidential information and files allegedly taken from us.

     Since the issuance of the preliminary injunction, we have succeeded in our efforts to bring some of these employees, drivers and customers back to the company. The alleged illegal actions described above obviously negatively impacted the manufactured house business in the third quarter.

     In addition to the preliminary injunction issued by the court on September 28, we are also seeking monetary damages from the competitor and the senior officer, as well as a permanent injunction against unfair competition and unlawful interference with our contracts. Over the competitor's objection, the court ruled on September 28 that the parties could take immediate discovery in the case on these remaining issues.

     On October 18, 2001, our competitor filed certain counterclaims against us which we plan to defend vigorously.


Summary Historical Financial Data


     The following table sets forth certain selected consolidated financial information reflecting our consolidated operations for each year in the three year period ended December 31, 2000 (and as of each year end) and the nine month period ended September 30, 2001. This data should be read in conjunction with our consolidated financial statements and related notes thereto as well as Management's Discussion and Analysis of Results of Operations and Financial Condition included herein.




                                        Nine Months Ended
                                        September 30, 2001
                                           (Unaudited)                              Year Ended December 31,
                                   ----------------------------      -----------------------------------------------------
                                               2001                        2000               1999             1998
                                   ----------------------------      ------------------ ----------------------------------
Operations
Operating  Revenues                          $70,954                     $108,024          $145,629          $150,545
   Operating Income (Loss)                      (247)                      (2,038)              550             2,007
   Pre-tax Income (Loss)                        (429)                      (2,348)              212             1,462
   Net Income (Loss)                            (174)                      (4,799)               19               903



Our Address

     Our principal office is located at 2746 Old U.S. 20 West, Elkhart, Indiana 46514-1168.

                                  THE OFFERING

The Offering                    We are  offering to sell an  aggregate  of up to
                                1,248,157 shares of our Class A common stock upon the exercise of the Class A warrants being distributed to holders of our Class A common stock.

Record Date                     ______________, 2001


The Warrants                    We are distributing to each record holder of our
                                Class A  common  stock  on the  record  date one
                                Class A warrant for each share of our Class A common stock held on that date, for a total of 1,248,157 Class A warrants. No warrants to purchase fractional shares will be issued and the number of warrants to be issued to each holder will be rounded down to the nearest whole warrant.


                                Each Class A warrant entitles the holder to purchase one share of our Class A common stock at an exercise price of $9.00 per share, subject to adjustment upon the occurrence of certain dilutive events. Please see "The Offering-Anti-Dilution Protection." The exercise price for the Class A warrants will be reduced to $6.00 per share during a period of not less than 30 days to be set by our Board of Directors. Please see "The Offering - Warrant Exercise Price".

                                There is no minimum amount of shares you must purchase to exercise warrants.

No Minimum Offering             There   is   no   minimum   offering.   We   are
                                distributing    the   warrants   to   give   our
                                stockholders  a fixed  opportunity  to  purchase
                                additional  shares of our  common  stock.  As of
                                _____________,  2001,  the closing  price of our
                                shares of Class A common  stock  was  $________.
                                Because  the  warrant  exercise  price is $9.00,
                                subject  to   adjustment,   the   warrants   are
                                "out-of-the-money" on the date hereof and are likely to be out-of-the-money for an indefinite period of time, there is no assurance that any of the warrants will be exercised.

Expiration Time                 The  warrants  have a  five-year  term.  You may
                                exercise your warrants commencing on the date of this prospectus, when completed. The warrants will expire on ______________, 2006 at 5:00
                                p.m., New York City Time.


How Warrants will be Evidenced  We will  distribute to each record holder of our
                                Class A common stock on the record date a warrant certificate representing such holder's Class A warrants.


Exercising Your Warrants        You  may  exercise  your  warrants  at any  time
                                beginning on the date of this prospectus and continuing until the expiration time by properly completing and signing your warrant certificate and returning it, with full payment for the total number of shares you are purchasing, to our warrant agent by the expiration time. Your payment should be made by bank certified check, cashier's check or wire transfer. You may elect to exercise all or a portion of your warrants.
                                See "The  Offering--Exercise  of  Warrants"  and
                                "--Method of Payment" for details about delivery and payment. Any warrants that you do not exercise by the expiration time will become null and void after the expiration time.

Warrants Are Not Transferable   The  Class  A  warrants   may  not  be  sold  or
                                transferred except in limited circumstances.  We
                                do not intend to apply, and are not obligated to
                                apply,  for  listing  of  the  warrants  on  any
                                securities exchange. However, we intend to apply
                                for   listing  of  the  Class  A  common   stock
                                underlying  the Class A warrants on the American
                                Stock Exchange.

Irrevocability of Warrants      Your exercise of warrants is  irrevocable  after
                                you submit the warrant certificate and the warrant exercise price.

Warrant Agent                   American Stock Transfer & Trust Company
                                59 Maiden Lane, 9 Plaza Level
                                New York, New York  10038
                                Attention: Shareholder Relations

Questions                       If you have any  questions  about the  offering,
                                including   questions   about   exercising  your
                                warrants and requests for  additional  copies of
                                this  prospectus  or  other  documents,   please
                                contact  the warrant  agent,  toll free at (800)
                                777-0800.

Stock Certificates              Certificates  representing shares of our Class A
                                common stock purchased in this offering will be delivered to purchasers as soon as practicable after we receive a properly completed warrant certificate and payment of the warrant exercise price.

Federal Income Tax              Your receipt or exercise of warrants  should not
Consequences                    be treated as a taxable  event for United States
                                federal income tax purposes. Please see "Certain
                                Federal Income Tax Consequences."

Risk Factors                    An  investment  in  shares of our  common  stock
                                involves a high degree of risk. Please see "Risk
                                Factors."

Use of Proceeds                 Any net proceeds of this  offering  will be used
                                by us for general corporate purposes. Because there is no minimum offering, and the warrant exercise price of $9.00 per share significantly exceeds the recent trading price of the Class A common stock at the date of this prospectus, we do not expect to receive proceeds from this offering for an indefinite period of time.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Our business, operating results and financial condition could be affected by any of the following risks. The trading price of our common stock could decline due to any of these risks or for unforeseen reasons, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus.


     This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "objectives," "should" and similar expressions. Our actual results could differ materially from those discussed in these statements.



                          RISKS RELATED TO THE OFFERING

The warrants are "out-of-the-money."

     The warrant exercise price is substantially higher than the recent trading prices of our Class A common stock at the date of this Prospectus. In light of our expectation to sell additional shares of our Class B common stock to our controlling stockholder, our Board of Directors determined the warrant exercise price (including the Class A warrant exercise price reduction to $6.00 per share during a period of at least 30 days) and approved the distribution of warrants to give our stockholders a fixed opportunity to buy additional shares without brokerage fees and with a view that the warrants may prove to be of value to our stockholders over the long-term. However, there is no assurance that the public market will develop in the warrants or that the market price of our common stock will equal or exceed the exercise price of the warrants at any time before or after the expiration time.

     The offering price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition or other established criteria for value. Our Class A common stock may trade at prices above or below this price.

     Our Board of Directors determined the warrant exercise price after considering a number of factors including:

     o    past and recent trading prices of our Class A common stock;

     o    book value of our stock;

     o    past operations;

     o    past and potential future cash flows and earnings and losses;

     o    our overall financial condition; and

     o    our future prospects.

     The Board of Directors did not assign weighting to any one factor in setting the warrant exercise price.

Your interest in us may be diluted to the extent other warrant holders exercise warrants and you do not.

     If you do not exercise your warrants in full, your percentage ownership and voting rights will decrease to the extent that warrants are exercised by others.

After submitting your warrant certificate and exercise price, you may not revoke your exercise and could be committed to buy shares above the prevailing market price.

     As of _________________, 2001, the trading price of the Class A common stock was $______. Because the warrant exercise price is $9.00 per share, subject to adjustment, the warrants are "out-of-the-money" on the date hereof and are likely to be out-of-the-money for an indefinite period of time. We can give no assurance that the trading price of our Class A common stock will ever meet or exceed the warrant exercise price and, consequently, whether it will ever be profitable for the holders of warrants to exercise the warrants. If you exercise your warrants while the trading price of our Class A common stock is less than the warrant exercise price, then you will have committed to buy shares of our common stock at a price above the prevailing market price. Once you have exercised your warrants, you may not revoke your exercise. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the warrant exercise price you pay.


                      RISKS RELATED TO US AND OUR INDUSTRY

Our credit facilities may not be adequate to support our current letter of credit and working capital requirements.

     The availability and sufficiency of such credit facilities depends on our financial condition and operating performance, which is affected by the other factors described herein, as well as the willingness of lenders to provide credit support in the transportation and manufactured housing sector. Our operations could be adversely affected by inadequate credit availability.

We are controlled by Lynch Interactive Corporation.


     As of the date of this prospectus, our principal stockholder, Lynch Interactive Corporation ("Interactive"), was the beneficial owner of 161,000 shares of our Class A common stock and 2,200,000 shares of our Class B common stock through its wholly owned subsidiary Brighton Communications Corporation ("Brighton"). Shares of our Class A common stock carry one vote per share while shares of our Class B common stock carry two votes per share. Interactive's voting control currently exceeds 80% of the voting power of all classes of our common stock. The stock ownership of Interactive enables it to elect all of our directors other than the director elected by the holders of our Class A common stock and effectively control the vote on all matters submitted to a vote of our stockholders other than those subject to approval by holders of Class A common stock voting separately as a class. Interactive can be expected to exercise its voting control in its best interests which may result in stockholder actions which, though favored by Interactive, are not favored by all other stockholders. In addition, as a result of Interactive's voting control we may enter into transactions with Interactive in the future which are less favorable to us than might be reflected in a comparable transaction between independent parties dealing at arms' length.

     On August 17, 2001, Interactive announced that it plans to spin off its investment in us. Interactive contemplates that all of the shares of Class A common stock and Class B common stock held by Interactive through Brighton will be placed into a newly formed corporation wholly owned by Interactive and that the shares of that new corporation will be distributed to Interactive's stockholders. Interactive has not announced a time frame for effecting the spin-off. The Interactive spin-off will effect no substantial change in ultimate control of the company.

We cannot assure you that we will pay dividends.

     Payment of dividends is within the discretion of our Board of Directors and will depend, among other factors, upon our earnings, financial condition, and capital requirements. Our ability to pay dividends is limited by covenants with our lenders. We cannot assure you that we will pay any dividends.

We are dependent on the manufactured housing industry.

     Shipments of manufactured housing have historically accounted for a majority of our operating revenues. Therefore, our prospects are substantially dependent upon this industry, which is subject to broad production cycles. Currently, manufactured housing is experiencing an industry-wide decline in shipments, which is having an adverse impact on our operating revenues and profitability.

The costs of accident claims and insurance could reduce our profitability.

     Motor vehicle accidents occur in the ordinary course of our business. Although we maintain liability and cargo insurance, the number and severity of the accidents involving our independent owner-operators and drivers can have significant adverse effects on the profitability of our business through premium increases and amounts of loss retained by us below deductible limits or above total coverage.

Our results of operations would be adversely affected if we lose any of our major customers.

     Historically, a majority of our operating revenues have been derived under contracts with customers. Our top ten customers have historically accounted for a majority of our operating revenues, and the loss of one or more of these significant customers could adversely affect our results of operations. A number of our major customers are experiencing financial difficulty as a result of the softness in the manufactured housing and recreational vehicle markets.

The competition for qualified drivers is intense and we may not be able to recruit enough drivers.

     Recruitment and retention of qualified drivers and independent owner-operators is highly competitive. There is no assurance that our drivers will continue to maintain their contracts with us or that we will be able to recruit a sufficient number of new drivers on terms similar to those presently in force.

If our owner-operators were considered employees rather than independent contractors, our costs would increase.

     From time to time, tax authorities have sought to assert that independent contractors in the transportation service industry are employees, rather than independent contractors. We maintain that our owner-operators are not employees. If our independent contractors were determined to be employees, such determination could materially increase our tax and workers' compensation exposure.

Our future acquisitions and expansions may not be profitable.

     We will continue to seek favorable acquisition opportunities. Our strategic plans may also include the initiation of new services or products, either directly or through acquisition, within existing business lines or which complement our business. There is no assurance that the we will be able to identify favorable acquisition opportunities in the future or that our future acquisitions will be successfully integrated into operations or that they will prove to be profitable for us.


The seasonality of our business may cause significant variation in quarterly results.

     Our operations have historically been seasonal, with generally higher operating revenues generated in the second and third quarters than in the first and fourth quarters. The seasonality of our business may cause a significant variation in our quarterly operating results.


                  RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL

Economic slowdowns or recessions, especially in the manufactured housing industry, adversely affect our business.

     Periods of economic slowdown or recession, whether general, regional or industry-related, may have a great impact on our business. The present downturn in manufactured housing sales and the financial difficulty of our customers has had a significant adverse impact on our profitability. We cannot assure you that we can achieve or sustain profitability under these conditions. Such conditions could result in such severe reductions in the cash flows available to us that our ability to meet all our financial obligations and cash flow requirements could be impaired. Additionally, there are no assurances that the manufactured housing industry will rebound.

Changes in government regulation could increase our costs.

     Motor carriers are subject to regulation by various federal and state governmental agencies, including the United States Department of Transportation. These regulatory agencies have broad powers, and the motor carrier industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in the operating practices or influencing the demand for, and the costs of providing, services to shippers. We may not be able to pass such increased costs on to our customers, which could impair our profitability.

Increases in interest rates and fuel prices may reduce profitability.

     Our operations are affected by fluctuations in interest rates. Demand for our services is affected by the availability of credit to purchasers of manufactured homes and recreational vehicles. Additionally, the price of fuel is an expense over which we have little or no control. An increase in these costs could have an adverse impact on profitability.

Current increases in the cost of insurance premiums may reduce profitability.

     Increases in the cost of insurance premiums will increase our expenses and will have an adverse impact on our profitability to the extent we are unable to pass such increases through to our customers.

We are in a competitive industry that could reduce the rates we can charge.

     We are participating in a highly competitive industry and rates offered by competitors affect the rates that we can charge for our services. If competitors' rates are reduced, such reduction may have the effect of reducing the rates we can charge, thereby impairing our profitability.

                                 CAPITALIZATION


     The following table sets forth our consolidated debt and capitalization as of September 30, 2001. This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.




Liabilities:                                                           At September 30, 2001
Current Liabilities:                                                 (In thousands, except share data)
   Trade accounts payable                                                       $  4,806
   Notes payable, banks                                                            1,369
   Accrued liabilities                                                             4,489
   Accrued claims payable                                                          3,013
   Refundable deposits                                                             1,154
   Current portion of long-term debt and capital lease obligations                   147
                                                                                --------

Total current liabilities                                                         14,978
                                                                                --------

Long-term debt and capital lease obligations, less current portion                    16
Long-term accrued claims payable                                                   4,821
                                                                                --------
Total Liabilities                                                                 19,815
                                                                                --------

Shareholders' Equity:

   Common stock, $.015 par value
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                                                       23
      Class B: Authorized shares - 4,400,000
      Issued and outstanding shares - 2,200,000                                       33
   Additional paid-in capital                                                     14,318
   Retained earnings (deficit)                                                    (2,292)
                                                                                ---------

Total capital and retained earnings                                               12,082
Less - treasury stock at cost (359,146 Class A shares)                            (3,183)
                                                                                ---------

Total shareholders' equity                                                         8,899
                                                                                --------

Total Liabilities and Shareholders' Equity                                      $ 28,714
                                                                                ========

                             SUMMARY FINANCIAL DATA


     The following table sets forth certain selected consolidated financial information reflecting our consolidated operations and financial condition for each year in the five year period ended December 31, 2000 (and as of each year end) and the nine month periods ended September 30, 2001 and 2000. This data should be read in conjunction with our consolidated financial statements and related notes thereto as well as Management's Discussion and Analysis of Results of Operations and Financial Condition included herein.







                                 Nine Months Ended
                             September  30, (Unaudited)                             Year Ended December 31,

                                       2001          2000        2000           1999         1998         1997         1996
                                                            (Dollars in thousands, except share amounts)
Operations
Operating  Revenues                   $70,954      $87,447     $108,024      $145,629     $150,545     $146,154      $132,208
   Operating Income (Loss)              (247)        (607)      (2,038)           550        2,007        1,015       (3,263)
   Pre-tax Income (Loss)                (429)        (817)      (2,348)           212        1,462          296       (3,615)
   Net Income (Loss)                    (174)        (524)      (4,799)            19          903          196       (2,070)

Net Income (Loss) Per Share:
   Basic                              ($0.06)      ($0.21)      ($1.96)         $0.01        $0.35        $0.07       ($0.77)
   Diluted                            ($0.06)      ($0.21)      ($1.96)         $0.01        $0.35        $0.07       ($0.77)
Cash Dividends Declared:
  Class A                                   -        $0.05        $0.05         $0.08        $0.08        $0.08         $0.08
  Class B                                   -       $0.025       $0.025         $0.04        $0.04        $0.04         $0.04

Financial Position
   Total Assets                       $28,714      $29,588      $23,269       $32,264      $33,387      $33,135       $33,066
  Working Capital                       3,431        2,734        1,063         3,189        3,806        1,613         1,635
  Long-term Debt                          163          357          288           965        1,480        2,513         4,206
   Shareholders' Equity                 8,899       11,476        7,201        12,092       13,221       12,724        13,104

Common shares outstanding           3,448,157    2,448,157    2,448,157     2,448,157    2,554,085   2,637, 910     2,685,520
at period end
Basic weighted average              2,744,860    2,448,157    2,448,157     2,469,675    2,606,237    2,656,690     2,684,242
shares outstanding



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE YEAR 2000 COMPARED WITH 1999

Consolidated Results

     The year 2000 was characterized by the continued downturn in manufactured housing production, which began in 1999. Industrial production of new manufactured homes decreased 26% in 2000. We were also affected by the decline in activity in other markets we serve, including delivery of recreational vehicles and large trailers. As a result of these declines, our revenues decreased 26% from 1999 levels.

     To combat this severe decline in revenues, in March 2000 we instituted significant cost reduction initiatives in all areas with primary focus on staff reduction and consolidation of facilities. The effects of these initiatives were savings of $1.8 million in 2000. We estimate that the effects of these initiatives will continue and will approximate savings of $3.2 million in 2001. In spite of these significant efforts, operating costs as a percentage of revenue were 102% for the year ended December 31, 2000, compared to 99% in the prior year, resulting in a loss from operations of $2.0 million.

     Because of the existence of significant non-cash expenses, such as depreciation of fixed assets and amortization of intangible assets, we believe that EBITDA contributes to a better understanding of our ability to satisfy our obligations and to utilize cash for other purposes. EBITDA should not be considered in isolation from or as a substitute for operating income, cash flow from operating activities, and other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles. The loss before interest, taxes, depreciation and amortization (EBITDA loss) was $971,000 in 2000, as compared to positive EBITDA of $1.8 million in 1999.

     In the fourth quarter 2000, we recorded a non-cash charge of $3.2 million relating to the valuation of deferred tax assets. Because we have a cumulative loss in our three most recent fiscal years and are in default on our credit facility (see "Liquidity and Capital Resources" below and Note 3 of the Notes to Consolidated Financial Statements), our management believes that it would be inconsistent with the technical provisions of Statement of Financial Accounting Standard No. 109, to rely on future taxable income to support realization of the deferred tax assets. We therefore wrote off deferred tax assets that were not currently realizable. For additional information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 5 of the Notes to Consolidated Financial Statements.

     We experienced net loss for 2000 of $4.8 million compared to net income of $19,000 in 1999.

Segment Results

     We conduct our operations in four principal segments as discussed below. The following discussion sets forth certain information about the segment results.

Manufactured Housing

     Manufactured Housing operating revenues are generated from providing transportation and logistical services to manufacturers of manufactured homes. Manufactured Housing operating revenues decreased 29% from 1999 to $70.6 million in 2000.

     The manufactured housing industry as a whole continued to decline in 2000, with industry shipments down by 26%. The decline is due in large part to the combined impact of tightened consumer credit standards, increased industry repossessions and excess inventory. We are highly dependent upon the manufactured housing industry generally and on certain major customers within that industry. Some of our customers are financially stressed by continued weakness in the industry. Our unit deliveries in Manufactured Housing declined by 31% in 2000, indicating a loss of market share due primarily to competitive pricing pressures.

     EBITDA decreased $4.5 million to $5.8 million due to the decrease in business. The decrease in revenue of $6.9 million was partially offset by $2.2 million in reduced costs. We closed some terminals due to plant closures and consolidated terminals in other areas to serve the needs of more than one customer from a single location.

Driver Outsourcing

     Our Driver Outsourcing segment provides outsourcing transportation services primarily to manufacturers of recreational vehicles, commercial trucks and other specialized vehicles. Driver Outsourcing operating revenues decreased 10% in 2000 to $20.9 million. The decrease was primarily the result of softness in the recreational vehicle market. However, Driver Outsourcing EBITDA increased $900,000 to $1.3 million from improved operating efficiencies, consolidations and other reductions in overhead costs.

Specialized Outsourcing Services

     Specialized Outsourcing Services consists of delivering large trailers, travel and other small trailers. We discontinued a specialized transport service ("Decking") in 2000. Operating revenues decreased 28% to $15.3 million in 2000. This decrease was primarily caused by a reduction in available drivers and discontinuing the Decking deliveries. Specialized Outsourcing Services incurred an EBITDA loss of $140,000 in 2000 compared to an EBITDA of $469,000 in 1999. This loss was caused primarily by the reduction in the delivery of large trailers ($1.1 million) and Decking ($360,000) partially offset by improved operating efficiencies and overhead cost reductions representing an aggregate savings of $882,000.

Insurance/Finance

     Our Insurance/Finance segment provides insurance and financing services to our drivers and independent owner-operators. This segment also acts as a cost center because we account for all bodily injury, property damage and cargo loss costs under this segment.

     Insurance/Finance operating revenues decreased $1.0 million to $2.9 million in 2000 reflecting a decrease in owner-operator insurance premiums relating to the decline in the manufactured housing industry. However, Insurance/Finance EBITDA loss decreased $2.2 million to $6.8 million due to improved bodily injury, property damage and cargo loss claims experience. The deductible for personal injury and property damage is $250,000 per occurrence. The cargo deductible is $1,000,000. Accordingly, we are essentially self-insured for cargo losses.

     As a part of continuing efforts to contain claims expense, we are expanding our safety awareness as well as formal safety training efforts among both owner-operators and terminal personnel. Cargo claims as a percent of operating revenue decreased from 2.3% in 1999 to 1.9% in 2000. Similarly, bodily injury and property damage claims decreased from 3.6% to 3.3% of operating revenue.

Year 1999 Compared with 1998

Consolidated Results

     During 1999, we experienced a decrease in the number of Manufactured Housing shipments and a continued increase in insurance and claims costs. We also experienced a reduction in operating revenues and profitability in the Specialized Outsourcing Services segment.

     Industrial shipment of new manufactured homes decreased approximately 4% in 1999. We were more severely impacted as our largest customer experienced an approximate 21% decline in retail sales of new homes. As a result, we sustained an 8% decrease in shipments of new homes in 1999.

     Our total operating revenues in 1999 decreased $4.9 million to $145.6 million from $150.5 million in 1998. Our operating income before interest, taxes, depreciation and amortization (EBITDA) decreased from $3.2 million in 1998 to $1.8 million in 1999.

     Net interest expense decreased from $545,000 in 1998 to $338,000 in 1999 as a result of improved cash management which reduced the amount of our borrowings from the credit facility.

     For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see Note 5 of the Notes to Consolidated Financial Statements.

     Accordingly, net income for 1999 was $19,000 compared to $903,000 in 1998.

Segment Results

Manufactured Housing

     Manufactured Housing operating revenues began decreasing in the second quarter, and ended the year at $99.5 million, or a 6% reduction from 1998. In spite of this reduction, EBITDA for 1999 ended at $10.3 million compared to $10.8 million for 1998 because of cost reduction measures instituted by our management that largely mitigated the revenue decline.

Driver Outsourcing

     The Driver Outsourcing segment of our business demonstrated good growth in 1999. Operating revenues increased 18% to $23.4 million in 1999 while EBITDA increased by $301,000. However, high driver recruiting and other overhead costs continued to depress the profitability of this segment in 1999. Accrued expenses in this segment for 1999 were $1.0 million, representing an increase of $200,000 from 1998, and overhead costs of $2.1 million, representing an increase of $128,000 from 1998.

Specialized Outsourcing Services

     Specialized Outsourcing Services operating revenues decreased 8% to $21.2 million in 1999. We received $1.0 million less revenue from pick-up shipments by one customer and $673,000 less revenue from Decking operations as a result of a general market decline. Specialized Outsourcing Services EBITDA decreased $542,000 primarily on the lower volume and an increase in overhead costs of $460,000 associated with large trailer delivery.

Insurance/Finance

     Insurance/Finance operating revenues decreased less than 3% in 1999, particularly in the latter months of the year reflecting a decrease in owner-operator insurance premiums relating to the slow-down in the manufactured housing industry.

     During 1999, we continued to be affected by increasing claims costs. Claim costs in 1999, as a percent of operating revenue increased to 5.9% from 5.1% in 1998. Effective April 1, 1999, the deductible for personal injury and property damage increased to $250,000 per occurrence. Additionally, the cargo stop-loss insurance policy provision terminated and the deductible was increased to $1,000,000. Accordingly, we are essentially self-insured for cargo losses.

Liquidity and Capital Resources at December 31, 2000

     Operating activities used $0.9 million of cash in 2000 compared to a $4.9 million cash generation in 1999. The 2000 net loss and reductions in working capital liabilities was partially offset by the deferred tax assets valuation reserve and by reductions in trade accounts receivable and other working capital assets. We recorded an income tax receivable of $499,000 as of December 31, 2000 as we intend to file for tax refunds based on prior year payments. Trade accounts receivable decreased $2.4 million primarily due to the decline in operating revenue. Day's sales outstanding ("DSO") increased to 33 days at December 31, 2000 as compared to 28 days at December 31, 1999.

     Our investment in property and equipment decreased in 2000 to $106,000 with expenditures for an optical scanning system and other new information systems. Our 2001 capital expenditure plan approximates $150,000.

     At December 31, 2000, we had a $7.7 million revolving credit facility, with a $6.7 million letter of credit sub- limit. At December 31, 2000, we had no outstanding debt under our credit facility, and $6.6 million of letters of credit were outstanding under the credit facility. Letters of credit are required for self-insurance retention reserves and other corporate needs.

     Our credit facility matured on January 28, 2001, at which time we had no outstanding debt and $6.6 million outstanding letters of credit. As a result of the credit facility not being renewed, we had a payment default arising from the lender's right to demand cash to meet outstanding obligations under the letters of credit and the bank had discretion whether to make any loans to us or issue additional letters of credit for us. In July 2001, we established two credit facilities to replace the matured credit facility. Please see "-Interim Results of Operations for the Quarter Ending June 30, 2001-Liquidity and Capital Resources" below.

     During 2000, we declared quarterly dividends on our Class A common stock of $.05 per share and dividends of $.025 per share on our Class B common stock through the first three quarters. No dividends were declared in the fourth quarter. Payment of dividends is within the discretion of the board of directors. Payment of future dividends will be dependent upon, among other things, earnings, debt covenants, future growth plans, legal restrictions, and our financial condition.

     We had minimal exposure to interest rates as of December 31, 2000, because our outstanding long-term debt was not significant. Our new credit facilities mentioned above bear interest at variable rates based on either The Bank of New York Alternate Base Rate or LIBOR, or, in the case of the new mortgage facility, the prime rate. Accordingly, borrowings under the credit facilities have exposure to changes in interest rates.

     Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. Also, we currently are not using any fuel hedging instruments.


Inflation

     Most of our expenses are affected by inflation, which generally results in increased costs. During 2000, the effect of inflation on our results of operation was minimal.

     The transportation industry is dependent upon the availability and cost of fuel. Although fuel costs are paid by our owner-operators, increases in fuel prices may have significant adverse effects on our operations for various reasons. Since fuel costs vary between regions, drivers may become more selective as to regions in which they will transport goods resulting in diminished driver availability. Also, we would experience adverse effects during the time period from when fuel costs begin to increase until the time when scheduled rate increases to customers are enacted. Increases in fuel prices may also affect the sale of recreational vehicles by making the purchase less attractive to consumers. A decrease in the sale of recreational vehicles would be accompanied by a decrease in the transportation of recreational vehicles and a decrease in the need for Driver Outsourcing services.

Impact of Seasonality

     Shipments of manufactured homes tend to decline in the winter months in areas where poor weather conditions inhibit transport. This usually reduces operating revenues in the first and fourth quarters of the year. Our operating revenues, therefore, tend to be stronger in the second and third quarters.


INTERIM RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2001

Consolidated Results

     For third-quarter 2001, revenues were down 13 percent to $24.8 million versus the $28.6 million reported in the year-ago quarter. We reported revenue improvements of 51% in the tow away division and 26% in the pickup division. These increases were offset by a 27% decline in revenue from the manufactured housing division.

     Revenues for September were negatively impacted for all four divisions by the September 11 terrorist attacks. Shippers experienced work slowdowns and demand fell as some customers cancelled orders. In addition, continued weakness in the manufactured housing sector resulted in reduced revenues in the manufactured housing division, although the industry continues to make progress since hitting bottom in February 2001.

     To offset the lower revenue, we have implemented cost-cutting programs designed to match company expenses with reduced revenue levels. In the our business model, 86% of expenses are variable on a load-by-load basis, 11% of expenses are variable within a 60-day period, and only 3% are fixed in the long term. We have continued to eliminate or reduce costs to maximize operating profit on overall lower revenues.

     We renewed our liability and workers compensation insurance on July 1, 2001 resulting in increased expense. The liability insurance market for trucking companies has been negatively impacted by increased loss ratios, higher credit risk and a decrease in available capacity in the excess reinsurance market. We will attempt to recover much of the increased insurance cost in the form of apportioned insurance charges (AIC) to customers.

     Operating costs were 91.3% of total revenues for the quarter compared to 91.0% in prior year. Selling, general and administrative expenses were 8.6% of revenue compared to 7.5% of revenue in the third quarter of 2000.

     The reduced revenue and increased insurance expense resulted in an operating loss of $169,000 in the third quarter compared to operating income of $178,000 in 2000.

Segment Results

     The following discussion sets forth certain information about segment results.

Manufactured Housing

     Revenues for the manufactured housing division decreased by $4.8 million or 27% in the third quarter compared to prior year.

     The manufactured housing market continues to rebound slowly from a severe two-year slump. Shipments of manufactured homes in July and August of 2001 were down 17% compared to the prior year. This compares to year- over-year declines of 41% in the first quarter and 29% in the second quarter of 2001 compared to 2000.

     Effective October 1, 2001, we are no longer the primary carrier for Oakwood Homes Corporation (NYSE: OH). In past years, Oakwood was our largest customer, generating revenues in excess of $25 million for our manufactured housing division. A weakened market for manufactured homes and reductions in capacity at Oakwood had reduced our revenue stream from Oakwood to a $12 million annualized base. We will continue as the primary backup carrier for Oakwood. Revenues for September manufactured housing were negatively impacted by a loss of drivers that primarily hauled Oakwood homes.

     Management is currently implementing marketing and sales programs directed at successfully replacing the Oakwood revenue. The Company has obtained significant new contracts with New Flyer Industries, Monaco Coach, Union Pacific, Wabash Trailers and others that in the aggregate are expected to generate annual revenue offsetting the Oakwood decline.

     In September we filed a lawsuit alleging that one of our former senior officers had conspired with a competitor to misappropriate our drivers, employees, customers and trade secrets both during that officer's employment with us and after she left our employment. The court issued a preliminary injunction against certain of the complained of activities on September 28, 2001. In addition we are seeking monetary damages as well as a permanent injunction against unfair competition and unlawful interference with our contracts.

Driver Outsourcing

     Operating revenues for the driver outsourcing division in the quarter decreased by $620,000 or 12% from prior year as a result of reduced demand for recreational vehicles.

     The driver outsourcing division has acquired several new contracts that will increase revenue beginning in October 2001.

Specialized Outsourcing Services

     Operating revenues for the specialized outsourcing division increased by $1.7 million or 42% compared to prior year third quarter. Revenues of our towaway division that leases independent contractors with Class 8 tractors grew by 51% compared to prior year. The tow away division has 123 owner operators leased on and continues to grow its brokerage function which contracts customer loads to other carriers. The pick-up division, which utilizes independent contractors with dual-axle pick-up trucks to move travel trailers and boats, reported 26% revenue growth compared to prior year despite the down market in recreational vehicles.

Insurance and Finance

     Our Insurance and Finance segment provides insurance and financing services to our drivers and independent owner-operators. This segment also acts as a cost center because our accounts for all bodily injury, property damage and cargo loss costs under this segment. Insurance and Finance operating revenues decreased $97,000 or 13% in the third quarter of 2001 as a result of decreases in the number of drivers and independent owner-operators.

For the Nine Months Ended September 30, 2001

Consolidated Results

     Revenues for the first nine months of 2001 decreased by $16.5 million or 19% compared to 2000. The decrease is primarily related to the previously discussed weak market for shipments of new manufactured homes.

     As a result of comprehensive cost reduction initiatives, we were able to reduce the operating loss to $247,00 from $607,000 in the first nine months of 2000.

Segment Results

     The following discussion sets forth certain information about our segment results.

Manufactured Housing

     Manufactured housing revenues declined by $17.5 million or 31% for the nine months ended September 30, 2001 compared to 2000. According to the Manufactured Housing Institute, shipments of new manufactured homes from January through August of 2001 decreased by 33% compared to the same period in 2000.

Driver Outsourcing

     Operating revenues for the first nine months of 2001 declined by 17% or $2.8 million compared to 2000. This decline is primarily a result of weak demand for recreational vehicles in 2001 compared to 2000. In addition, the general demand for commercial trucks, buses, step-out vans, trams and other specialized equipment declined in step with the slowdown in the national economy.

Specialized Outsourcing Services

     Operating revenues in specialized outsourcing services increased 36% or $4.2 million during the first nine months of 2001 compared to 2000. The tow away division has expanded revenues by 43% by adding to the number of owner operators leased on to us and by expanding its brokerage operation. The pick up division has grown by 27% by recruiting new employees, business and drivers throughout the year.

Liquidity and Capital Resources at September 31, 2001

     On July 12, 2001, we completed a previously announced $2 million capital infusion from our majority stockholder Lynch Interactive Corporation. We issued one million new Class B shares of common stock in exchange for a $2 million cash investment, thereby increasing Interactive's ownership position from 55.6% to 68.5%. The proceeds from the transaction are invested in U.S. Treasury backed instruments and are pledged as collateral for the Credit Facility.

     On July 27, 2001, we obtained a new three-year $12.5 million Credit Facility. The Credit Facility replaces our previous credit line that had expired on January 28, 2001 and was not renewed.

     The Credit Facility will be used for working capital purposes and to post letters of credit for insurance contracts. As of September 30, 2001, we had outstanding borrowings of $869,000 and $7.6 million outstanding letters of credit. Borrowings will bear interest at a rate per annum equal to either Bank of New York Alternate Base Rate ("ABR") plus one-half percent or, at our option, absent an event of default, the one month London Interbank Offered Rate ("LIBOR") as published in The Wall Street Journal, averaged monthly, plus three percent. Borrowings and posted letters of credit on the Credit Facility are limited to a borrowing base calculation that includes 85% of eligible receivables and 95% of eligible investments, and are subject to certain financial covenants including minimum tangible net worth, maximum funded debt, minimum fixed interest coverage and maximum capital expenditures. The facility is secured by accounts receivable, investments, inventory, equipment and general intangibles. The facility may be prepaid anytime with prepayment being subject to a 3%, .75% and .25% prepayment penalty during year 1, 2 and 3, respectively.

     The prior Credit Facility matured on January 28, 2001, at which time we had no outstanding debt and $6.6 million outstanding letters of credit. We were in default of the financial covenants. The bank decided not to renew the Credit Facility. As a result of the prior Credit Facility not being renewed, we had a payment default.

     On July 31, 2001, we closed on a new real estate mortgage for $500,000 that is secured by our land and buildings in Elkhart, Indiana. The loan will be used for short-term working capital purposes. The mortgage bears interest at prime rate plus 0.75%, and is for a six-month term with outstanding principal due on February 1, 2002. The loan may be prepaid at any time with no penalties, and is subject to the same covenants as the Credit Facility. Our application for additional capacity under this facility is under consideration.

     In addition, in August 2001 we received an income tax refund of $664,000 from filing a federal net operating loss carry-back return for the 2000 tax year.

     Effective July 1, 2001, we renewed our primary liability insurance, workers compensation, cargo, and property insurance. Acquisition of liability insurance in the trucking industry has become increasingly more difficult and expensive over the past year. As a result, our insurance premiums effective July 1, 2001 increased significantly. We will recover much of this increase from customers in the form of apportioned insurance charges (AIC). The net impact on our operating results for the next 12 months cannot be determined at this time.

     We have posted increased letters of credit to the insurance carriers through the new credit facility as collateral for the payment of claim reimbursements. Management believes the combination of the above financial transactions will be adequate to allow us to post all required letters of credit for insurance contracts.

     On August 17, 2001, Interactive, our majority stockholder, announced plans to spin off its investment in us to Interactive stockholders. The proposed spin off of the Company will allow Interactive stockholders to continue to own us through a new entity instead of through Interactive.

     Our financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to successfully maintain our financing arrangements and to comply with the terms thereof.

     Management believes that internally generated funds together with the recent equity infusion and resources available under the replacement credit and mortgage facilities will be sufficient to provide our capital and liquidity requirements for the next 12 months.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

Market Information


     Shares of our Class A common stock are quoted on the American Stock Exchange under the symbol "MG." The following table sets forth the high and low sales price per share of our Class A common stock for each quarter in fiscal 2000 and 1999, and the first three quarters of fiscal 2001.




                                                                  Year Ended December 31,
                                      2001                                2000                                  1999
                         ------------------------------     --------------------------------     ----------------------------------
                             High              Low              High               Low                High               Low
                         -------------    -------------     -------------     --------------     --------------    ----------------
First Quarter               $4.75            $3.80             $8.50              $5.38              $9.13               $6.63
Second Quarter               4.20             3.65              7.88               6.13               8.75                6.75
Third Quarter                3.85             3.45              7.25               5.25               9.88                7.00
Fourth Quarter                N/A              N/A              6.06               3.75               7.88                5.44




     As of September 30, 2001, there were 150 holders of record of Class A common stock and one holder of record of our Class B common stock. We estimate that our Class A common stock is owned beneficially by approximately 289 persons. There is no market for our Class B common stock, and our management has no plans to list the Class B common stock on any exchange.

     As of September 30, 2001, there were 1,248,157 shares of our Class A common stock outstanding and 2,200,000 shares of our Class B common stock outstanding for an aggregate of 3,448,157 shares of our common stock issued and outstanding.


Dividend Policy

     In 1999, we declared a dividend of $0.02 each quarter, and in 2000, we declared a dividend of $0.02 in the first and second quarter. In the third quarter 2000, we reduced the dividend rate to $0.01, and we did not declare a dividend in the fourth quarter of 2000. Our charter provides that dividends of the Class A common stock may be up to 100% more than dividends on the Class B common stock. Historically, dividends paid on the Class A common stock have been twice the amount paid on the Class B common stock. We expect this will continue to be true of future dividends, if any. The payment of dividends is within the discretion of our Board of Directors and will depend, among other things, upon earnings, capital requirements, any financing agreement covenants and our financial condition. Our ability to pay dividends is limited by covenants with our lenders.


                                 USE OF PROCEEDS

     The maximum net proceeds that we may receive from this offering could be up to approximately $31.0 million if all warrants are exercised. However, it is unlikely that all warrants will be exercised and no assurance can be given as to when or whether any warrants will be exercised, nor as to the timing of receipt or amount of proceeds therefrom. The warrants are intended to provide stockholders a fixed, long-term opportunity to acquire additional shares of our common stock. We are not dependent upon, nor do we expect, any material amount of proceeds from the warrants at any given time, if ever. Although there is no accurate way to determine the number of warrants that will be exercised, if any, we will use any net proceeds of the sale of our common stock from this offering for general corporate purposes (and, in particular, to reduce outstanding revolving credit borrowings).

                                  THE OFFERING


     We are distributing to holders of our Class A common stock, one Class A warrant for each share of our Class A common stock that they own on the record date of _____________, 2001. Only those record holders who own our common stock on the record date will receive warrants directly from us. You are a record holder for this purpose only if your name is registered as a stockholder with our transfer agent, American Stock Transfer & Trust Company, as of the record date.

     As a warrant holder, you may purchase shares of our Class A common stock through exercise of your Class A warrants, or allow your Class A warrants to expire unexercised. To purchase shares of our Class A common stock, you must deliver one Class A warrant for each share of our Class A common stock you intend to purchase. We are issuing warrants to purchase an aggregate of 1,248,157 shares of our Class A common stock.


Exercising Your Warrants

     Each Class A warrant entitles the holder to purchase one share of our Class A common stock. Commencing on the date of this prospectus, you may exercise your warrants by properly completing and signing your warrant certificate, including, if required, a signature guarantee from an eligible institution. Mail or deliver the properly executed warrant certificate to the warrant agent, together with payment of the aggregate warrant exercise price in full. Please see "-Warrant Exercise Price" below.

     There is no minimum amount of shares that you must purchase. You may exercise your warrants in whole or in part, but no warrants may be exercised for fractional shares. We are required to keep available a sufficient number of authorized shares of our common stock to permit exercise of the warrants.

     A holder of warrants will not have any rights, privileges or liabilities as a stockholder prior to exercise of the warrants.

Warrant Exercise Price

     The exercise price for the Class A warrants is $9.00 per share, payable in cash. Please see "--Anti-Dilution Protection" for a discussion of certain adjustments to the warrant exercise price and number of shares issuable upon the occurrence of certain dilutive events.

     The exercise price for the Class A warrants will be reduced to $6.00 per share for a reduction period of at least 30 days to be set by our Board of Directors. If the price reduction period has not been set prior to the date 60 days before the expiration date, such period will comprise the final 30 days prior to the date upon which the Class A warrants expire. In the event the reduction period is set by our Board of Directors, we will cause a written notice to all record holders of Class A warrants indicating the dates upon which the reduction period shall commence and end.

     To exercise your Class A warrants to purchase shares of our Class A common stock, you must deliver a properly completed and signed Class A warrant certificate together with payment of the aggregate warrant exercise price to the warrant agent within the reduction period. We will not be obligated to honor any purported exercise of Class A warrants at the reduced exercise price of $6.00 if the documents and/or payment relating to such exercise are received by the warrant agent before or after the reduction period, regardless of when such documents and/or payment were sent.

Expiration Time

     The warrants have a 5-year term. The warrants will expire at 5:00 p.m., New York City Time, on _________________, 2006, the expiration time. After expiration of the warrants, all unexercised warrants will be null and void and no longer exercisable by the holder. We will not be obligated to honor any purported exercise of warrants received by the warrant agent after the expiration time, regardless of when the documents relating to such exercise were sent.

Warrant Agent

     The warrant agent is American Stock Transfer & Trust Company. The address to which you must make any required deliveries is:

         American Stock Transfer & Trust Company
         59 Maiden Lane, Plaza Level
         New York, New York  10038

Determination of the Warrant Exercise Price

     Our Board of Directors determined the warrant exercise price on May 9, 2001. In setting the warrant exercise price, our board of directors considered, among other things, the factors set forth above under "Risks Related to the Offering," as well as our business potential and prospects and current market conditions. The warrant exercise price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition or other established criteria for value. In light of our sale of additional shares of our Class B common stock to our principal stockholder, our Board of Directors determined the warrant exercise price (including the Class A warrant exercise price reduction to $6.00 per share during a 30-day period) and approved the distribution of warrants to give our stockholders a fixed opportunity to buy additional shares without brokerage fees and with a view that the warrants may prove to be of value to our stockholders over the long-term.

     As of _______________, 2001, the closing price of our Class A common stock was $________. Because the warrant exercise price is $9.00 per share, subject to adjustment, the warrants are out-of-the-money on the date hereof and are likely to be out-of-the-money for an indefinite period of time. We can give no assurance that the trading price for our Class A common stock will ever equal or exceed the warrant exercise price.

Plan of Distribution

     We are distributing the warrants at no cost to those persons who are holders of outstanding shares of our common stock on the record date. Where shares are held indirectly through a broker, bank or other institution, we will reimburse the institution's reasonable out-of-pocket costs in distributing this prospectus and other materials to beneficial owners of our common stock. No commission or fee will be paid to any person in connection with the issuance of the warrants or upon issuance of our common stock upon exercise of the warrants.

     No warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of common stock issuable upon exercise of such warrants under an effective registration statement filed with the Securities and Exchange Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such warrants. Although we intend to seek to have the shares of our common stock so qualified in the states where the warrants are being offered and to maintain a current prospectus relating thereto, until the expiration of the warrants, there can be no assurance that we will be able to do so.

     We have appointed American Stock Transfer & Trust Company, to assist with the offering. To exercise your warrants, you should deliver your warrant certificate together with payment of the warrant exercise price to the warrant agent. Please see "-The Warrant Agent" above for the address to which the warrant certificate and payment should be delivered.

     The warrant agent will be responsible for, among other things, delivering warrant certificates to our stockholders, stock certificates to warrant holders whose exercise is accepted, and delivering refunds to warrant holders who have over-paid their aggregate warrant exercise price or whose exercise is rejected. We will pay the fees and expenses of the warrant agent in connection with the offering.

Warrant Payments

     You must pay the warrant exercise price in full for all shares you intend to purchase by:

     (1) check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to American Stock Transfer & Trust Company, as warrant agent; or

     (2) wire transfer of immediately available funds to an account which the warrant agent maintains for this purpose. Please contact the warrant agent at (800) 777-0800 to obtain appropriate wiring instructions.

     The warrant exercise price will be deemed to have been received by the warrant agent only upon:

     (1)  clearance of any uncertified check;

     (2) receipt by the warrant agent of any certified check or bank draft drawn upon a U.S. bank or of a postal, telegraphic or express money order; or

     (3) receipt of good funds in the warrant agent's account designated in the wiring instructions provided by the warrant agent.

Anti-Dilution Protection

     The warrant exercise price and the number of shares of Class A common stock issuable upon exercise of the each warrant will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions, reclassifications, reorganizations, mergers, and similar corporate transactions. However, the warrants are not subject to adjustment for issuance of shares of our common stock (or securities convertible into or exercisable for our common stock) at prices below the exercise price of the warrants. Any adjustment required by the foregoing events will be determined by our Board of Directors.

Warrant Amendments

     We reserve the right (by action of our Board of Directors, including approval of our director elected by holders of Class A common stock) to make any modification to the terms of the warrants that is not materially adverse to the holders of the warrants, including, without limitation, decreasing the warrant exercise price. Any such modification will be determined by our Board of Directors and we will cause written notice of any such modification to be sent to all record holders of Class A warrants which describes the modification and its effective date.

Nominee Holders

     Holders on the record date who hold shares of our common stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares to ascertain the intentions of the beneficial owners of such shares and to obtain instructions with respect to their warrants. If a beneficial owner so instructs, the nominee should properly complete the applicable warrant certificate and submit it to the warrant agent with the proper payment. In addition, beneficial owners of our common stock or warrants held through such nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner's instructions.

Ambiguities in Exercise of the Warrants

     If you do not specify the number of warrants being exercised on your warrant certificate, or if your payment is not sufficient to pay the total warrant exercise price for all of the shares that you indicate you wish to purchase, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that the warrant agent receives from you.

     If your payment exceeds the number of warrants you specify are being exercised on your warrant certificate, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of payment the warrant agent receives from you, up to the aggregate number of warrants exercisable by your warrant certificate.

     Any excess payment remaining after the foregoing allocation will be returned to you by mail as soon as practicable following processing of your warrant certificate, without interest or deduction.

Interpretation

     All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us and our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any warrant. Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We reserve the right, in our sole discretion, to reject any exercise or related documents or payment not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful. Neither we nor the warrant agent will be under any duty to give notification of any defect or irregularity in connection with the exercise of warrant certificates or incur any liability for failure to give such notification.

Risk of Loss on Delivery of Warrant Certificates and Payments

     The instructions contained in the warrant certificate should be read carefully and followed in detail. Do not send subscription certificates to us. The method of delivery of warrant certificates and payment of the warrant exercise price to the warrant agent will be at the election and risk of the warrant holders but, if sent by mail it is recommended that warrant certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the warrant agent and clearance of payment at or prior to the expiration time.

     In addition, if you request reissuance of a warrant certificate, the delivery will be at your risk.

Exercise of Less Than All Warrants

     If you exercise your warrants for fewer than all of the shares represented by your warrant certificate, you may receive from the warrant agent a new warrant certificate representing the unexercised warrants. A new warrant certificate for the remaining warrants will be issued to you only if the warrant agent receives a properly endorsed warrant certificate from you no later than 5:00 p.m., New York City Time, on the fifth business day prior to the expiration time. The warrant agent will not issue new warrant certificates for partially exercised warrant certificates submitted after that date and time. If you do submit a warrant certificate after that date and time, you will not be able to exercise the unexercised warrants.

     Unless you make other arrangements with the agent, a new warrant certificate issued after 5:00 p.m., New York City Time, on the fifth business day before the expiration time will be held for pick-up by you at the offices of the transfer agent at 59 Maiden Lane, Plaza Level, New York, New York 10028.

Warrants Are Not Transferable

     You may not sell your Class A warrants. You may not transfer your Class A warrants except (i) if you are, or if you are the beneficial owner of Class A warrants that are held by, an entity that merges or consolidates with another entity, or otherwise by operation of law, pursuant to court order or pursuant to the laws of descent and distribution; or (ii) with our express prior written consent, which we may give or withhold in our sole discretion. You may transfer your warrant certificate if such transfer does not represent any change of the beneficial ownership of your Class A warrants. The warrant agent shall not give effect to any transfer in violation of these restrictions. Upon presentation of your warrant certificate for transfer, the warrant agent shall require you to deliver such written representations and/or other evidence as it deems reasonable to substantiate that the transfer does not violate the restrictions of your warrant certificate.

     In the event you desire to present your warrant certificate for registration of transfer, the Exercise Form included therein shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer, in form satisfactory to us and the warrant agent, duly executed by you or your attorney-in-fact duly authorized in writing. Moreover, your signature on your warrant certificate must be guaranteed by an Eligible Guarantor Institution. Please see "-Signature Guarantees" below for a discussions regarding Eligible Guarantor Institutions and guaranteed signatures. The warrant agent may impose a reasonable service charge against you for any registration of transfer of your warrant certificate. You may also be required you to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer.

     In addition, we do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange, the Nasdaq Stock Market, or any other market.

Signature Guarantees

     Signatures on your warrant certificate do not need to be guaranteed unless you desire to transfer any or all of your Class A warrants in a manner permitted in this offering. Please see "-Warrants Are Not Transferable" above. If your shares are being transferred in a manner permitted, then your signature on each warrant certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, and required under the standards and procedures adopted by the warrant agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations, each as defined.

Procedures for Depository Trust Company Participants

     We expect that you will be able to exercise your Class A warrants through the facilities of Depository Trust Company. If your Class A warrants are held of record through the Depository Trust Company, you may exercise your warrants by instructing the Depository Trust Company to transfer your Class A warrants from your account to the account of the transfer agent, together with instructions as to the aggregate number of warrants you are exercising, the number of shares of our common stock you are purchasing, the warrant exercise price for each share of our common stock that you intend to purchase, and the identification of the transferee to whom your Class A warrants are to be ultimately transferred by the transfer agent.

No Revocation

     Once you exercise your warrants, you may not revoke that exercise. Warrants not exercised prior to their expiration will be null and void as of and after such time.

No Board Recommendation

     Our Board of Directors does not make any recommendation to you about whether you should exercise any warrants. If you exercise warrants, you risk investment loss on money invested. We cannot assure you that anyone purchasing shares of our Class A common stock will be able to sell those shares in the future at a higher price. An investment in our Class A common stock must be made in accordance with your evaluation of your own best interest.

Issuance of Stock Certificates

     Stock certificates for shares purchased in the offering will be issued to you as soon as practicable after your due exercise of your warrants. American Stock Transfer & Trust Company will deliver payment of the warrant exercise price to us only after the issuance of stock certificates to those exercising warrants.

     If you exercise warrants, you will have no rights as a stockholder until certificates representing the shares you purchased are issued. Shares purchased by the exercise of warrants will be registered in the name of the person exercising the warrants.

Foreign Stockholders; Stockholders with APO or FPO Addresses

     If you are a holder of record and your address is outside the United States, or if you have no APO or FPO address, a warrant certificate will not be mailed to you, but rather will be held by the warrant agent for your account. To exercise the warrants, you must notify the warrant agent prior to 11:00 a.m., New York City Time, on the second trading day before the expiration time.

State and Foreign Securities Law

     The warrants may not be exercised by any person, and neither this prospectus nor the warrant certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of our common stock, in any jurisdiction in which such transactions would be unlawful. We believe that no action has been taken in any jurisdiction outside the United States to permit offers and sales of the warrants or the offer, sale or distribution of the shares of our common stock outside the United States. Consequently, we may reject the exercise of warrants by any holder of warrants outside the United States. We may also reject the exercise of warrants by holders in jurisdictions within the United States, and we may refuse to distribute warrants to any person, if we should determine that we may not lawfully issue securities to such person. We may do so even if we could qualify the securities for sale or distribution by taking other actions or modifying the terms of the offering or the distribution in such jurisdictions, which we may decline to do in our sole discretion. In such event, warrant holders who are residents of these jurisdictions will not be eligible to exercise the warrants or participate in the offering.

Regulatory Limitation

     We will not be required to issue shares pursuant to this offering to anyone who, in our opinion, would be required to obtain prior clearance or authorization from any state or federal regulatory authorities to own or control such shares if such clearance or authorization has not been obtained at the expiration of this offering.

Questions or Requests for Assistance

     If you have questions about this offering, including questions about the procedure for exercising warrants or requests for additional copies of this prospectus, please contact the warrant agent toll free at (800) 777-0800.

                                    DILUTION

     Stockholders that do not exercise their warrants in full may experience substantial dilution of their percentage of equity ownership interest and voting power in us to the extent that other stockholders exercise their warrants. In addition, it is possible that in the future we may find it necessary or appropriate for us to issue additional capital stock to raise capital or for compensatory purposes. In that event, the relative voting power and equity interests of persons purchasing shares of our Class A common stock in this offering could be reduced.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (a) 7,500,000 shares of Class A common stock, $.015 par value per share, (b) 4,400,000 shares of Class B common stock, $.015 par value per share, and (c) 2,100,000 shares of preferred stock, $.01 par value per share.


     As of September 30, 2001, there are 1,248,157 shares of Class A common stock outstanding held of record by 150 stockholders, and 2,200,000 shares of Class B common stock outstanding held of record by one stockholder, Lynch Interactive Corporation ("Interactive") through its wholly owned subsidiary Brighton Communications Corporation. No shares of preferred stock have been designated and there are no outstanding shares of preferred stock.

     On August 17, 2001, Interactive announced that it plans to spin off its investment in us. Interactive contemplates that all of the shares of Class A common stock and Class B common stock held by Interactive through Brighton will be placed into a newly formed corporation wholly owned by Interactive and that the shares of that new corporation will be distributed to Interactive's stockholders. Interactive has not announced a time frame for effecting the spin-off. The Interactive spin-off will effect no substantial change in ultimate control of the company.


     If all warrants are exercised,  there would be 2,496,314  shares of Class A
common  stock   outstanding  and  4,400,000  shares  of  Class  B  common  stock outstanding. See "Risk Factors."

     The relative rights, privileges and limitations of our capital stock are summarized below.

Class A and Class B Common Stock

     Class A Common Stock. The shares of Class A common stock are listed on the American Stock Exchange. The shares of Class A common stock are entitled to one vote per share on all matters presented to the stockholders, and the holders of shares of Class A common stock are entitled, voting separately as a class, to elect one member of our Board of Directors. The holders of the Class A and Class B common stock vote together as a single class upon the election of all remaining directors and on all other matters presented to stockholders, except that the Class A and Class B common stock also each vote separately as a class when required by our charter or bylaws, or the Delaware General Corporation Law, as amended ("DGCL"). See- "Certain Statutory, Charter and By-Law Provisions" below. The shares of Class A common stock are freely transferable by the holder.

     Class B Common Stock. The shares of Class B common stock are entitled to two votes per share on all matters presented to the stockholders. The holders of Class A and Class B common stock vote together as a single class on all matters presented to the stockholders, except that the holders of Class A common stock elect one director exclusively and except where voting by class is required by our charter or bylaws, or the DGCL. The Class B common stock is not listed on any exchange or traded in any market. The shares of Class B common stock automatically convert to shares of Class A common stock upon any transfer, except for transfers to an "affiliate" of the transferor. An "affiliate" is defined as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the transferring holder of such Class B warrants. "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and specifically includes direct or indirect ownership of at least 5% of the voting equity of such person.

     Common Stock Generally. Holders of both classes of common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors from legally available funds, subject to any preferential dividend owing to outstanding preferred stock. See "--Preferred Stock", below. No cash dividend may be paid on either class of our common stock unless a cash dividend is also paid on the other class; provided that any dividend paid on Class B common stock may not be greater than 100%, nor less than 50%, of any dividend paid on shares of Class A common stock. If holders of our Class A common stock receive shares of our Class A common stock distributed in connection with stock dividends or stock splits, holders of our Class B common stock will receive shares of our Class B common stock in the same per-share proportion as holders of our Class A common stock receive shares of our Class A common stock.

     Pursuant to our charter, we may not issue any additional shares of Class B common stock without the approval of a majority of the votes of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. We may, however, issue additional shares of Class B common stock in the event of pro rata stock splits or stock dividends. Any shares of Class B common stock received by us upon conversion of the shares to Class A common stock will be retired and not reissued.

     Upon our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription or redemption rights. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock which we may designate and issue in the future.

Preferred Stock

     Our Board of Directors has the authority to issue preferred stock and to determine its rights and preferences to eliminate delays associated with a stockholder vote on specific issuances. There are 2,100,000 authorized shares of preferred stock which may be designated and issued pursuant to these provisions. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to designate or issue any classes or series of preferred stock.

Certain Statutory, Charter and ByLaw Provisions

     The following discussion is a general summary of material provisions of our charter and bylaws and the DGCL, certain of which may be likely to have an effect of delaying, deferring or preventing a change in control. The following description of the material provisions is general and not complete. You should read our charter and bylaws and the DGCL.

     We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (a) our Board of Directors prior to the date the interested stockholder obtained such status or (b) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares of the interested stockholder. Section 203 is intended to discourage certain transactions with the target company.

     Our charter contains certain provisions permitted under the DGCL relating to the liability of our directors and officers. The provisions provide that we will indemnify our directors and officers against all expense, liability and loss suffered by our director or officer in connection with his service as a director or officer to the fullest extent authorized by the DGCL, and includes the right of the director or officer to require us to pay the expenses incurred in defending any such proceeding in advance of its final disposition. Therefore, the directors and officers are protected from monetary damages for breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law.

     Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders, and special meetings may be called only by the Chairman of our Board of Directors, a majority of the members of the Board of Directors or the holders of a majority of the voting power of our outstanding common stock. Our bylaws also impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by our stockholders of business to be acted upon at our annual meeting of our stockholders. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are not favored by the holders of a majority of the voting power of our outstanding common stock.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter, and the affirmative vote of each class entitled to vote on any matter as a separate class, is required to amend our charter. Each class of our common stock is entitled to vote on any amendment to the charter which would (a) increase or decrease the aggregate number of authorized shares of such class, (b) increase or decrease the par value of the shares of such class, or (c) alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Our charter and bylaws allow our stockholders and Board of Directors the power to amend, repeal and adopt our bylaws.

     Under Delaware law, the vote of a simple majority of the outstanding shares of the capital stock entitled to vote thereon is required to approve a merger or consolidation, or the sale, lease, or exchange of substantially all of the assets of a company. With respect to a merger, no vote of our stockholders is required if we are the surviving corporation and (a) the related agreement of merger does not amend our charter, (b) each share of our stock outstanding immediately before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares of our common stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of our common stock outstanding immediately before the merger.

     Our Board of Directors is authorized, without shareholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Class A common stock and the Class B common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of preferred stock could adversely affect the voting power of holders of Class A common stock and Class B common stock or could have the effect of deterring or delaying an attempt to obtain control over us.

     Certain of the foregoing provisions of our charter, our bylaws and the DGCL could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, our equity securities.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     This section discusses certain federal income tax consequences of the offering to:

     o beneficial owners of common stock upon distribution of the warrants, and

     o    holders upon the exercise of warrants.

This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change.

     This discussion is limited to U.S. taxpayers who hold our common stock and will hold the warrants and any shares acquired upon the exercise of rights as capital assets. This discussion does not include any tax consequences under state, local and foreign law. You should consult with your own tax advisor concerning your own tax situation or special tax considerations that may apply to you, including without limitation foreign, state and local laws that may apply.

     No Gain on Receipt of Warrants. As an owner of Class A common stock, you will not recognize taxable income as a result of our distribution of the warrants to you.

     Basis and Holding Period of Warrants. Your tax basis in the warrants distributed to you by us will be zero, unless (1) you exercise the warrants, and
(2) either:

     o the fair market value of the warrants on the date of distribution is 15% or more of the fair market value on that date of our common stock you already own, in which case you will be required to allocate a portion of your basis in the shares of our common stock you already own to the warrants we are distributing to you, based upon the relative fair market value of the warrants and common stock on the date of distribution, or

     o you elect under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of your basis in the shares of our common stock you already own to the warrants we are distributing to you, based upon the relative fair market value of the warrants and common stock on the date of distribution.

     Your holding period with respect to the warrants we are distributing to you will include your holding period for the common stock with respect to which the warrants were distributed.

     Exercise of Warrants. You will not recognize any gain or loss upon the exercise of warrants. Your basis in the shares you acquire through your exercise of the warrants will be equal to the sum of the subscription price you pay for such shares and your basis in those warrants (if any). The holding period for the shares you acquire through your exercise of the warrants will begin on the day following the date of acquisition.

     Expiration of Warrants. If the warrants we are distributing to you as a holder of our common stock expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock you own.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS --
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

     Under provisions of our charter, any person made a party to any lawsuit by reason of being a director or officer of The Morgan Group, Inc., or any parent or subsidiary thereof, may be indemnified by us to the full extent authorized by the General Corporation Law of the State of Delaware.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                                  LEGAL MATTERS

     Certain legal matters with respect to the authorization and issuance of our common stock offered hereby will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana.


                                     EXPERTS


     The consolidated financial statements of The Morgan Group, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 4 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.






                           FORWARD LOOKING STATEMENTS

     Included in the prospectus summary and elsewhere in this prospectus are several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue," or other comparable expressions. These words indicate future events and trends. Forward-looking statements are our current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by us. The most significant risks and uncertainties we face are:

     o cyclicality of the manufactured housing industry, which is currently experiencing a substantial downturn, because our revenues have been largely dependent on the industry;

     o the continued availability and sufficiency of credit facilities and other sources of funding for our operations; and

     o    accident  claims which can materially  adversely  affect our result of
          operations   and  the  cost   and   availability   of  our   insurance
          arrangements.

     There are other risks and uncertainties we face, including the effect of changes in general economic conditions and the effect of new laws, regulations and court decisions and those risks described under the caption "Risk Factors." You are cautioned not to place undue reliance on our forward looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to the Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules relating to the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.


                           INCORPORATION BY REFERENCE

     The following documents, all of which were previously filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, are hereby incorporated by reference in this prospectus:

     o our Annual Report on Form 10-K for the year ended December 31, 2000 and amendment thereto on Form 10-K/A filed on April 27, 2001;

     o our definitive Proxy Statement for our annual meeting held on July 12, 2001;

     o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and


     o    our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;
          and

     o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.


     All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

     In any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person, including any beneficial owner, to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Gary J. Klusman, 219-295-2200.

                             THE MORGAN GROUP, INC.
               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:                                         Page


     Report of Ernst & Young LLP, Independent Auditors......................F-2

     Consolidated Balance Sheets as of December 31, 2000 and 1999...........F-3

     Consolidated Statements of Operations for the Years Ended
             December 31, 2000, 1999 and 1998...............................F-4

     Consolidated Statements of Changes in Shareholders' Equity
             for the Years Ended December 31, 2000, 1999 and 1998...........F-5

     Consolidated Statements of Cash Flows for the Years Ended
             December 31, 2000, 1999 and 1998...............................F-6

     Notes to Consolidated Financial Statements.............................F-7

                         Report of Independent Auditors

The Board of Directors and Shareholders
The Morgan Group, Inc.


We have audited the accompanying consolidated balance sheets of The Morgan Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Morgan Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 4, the Company, incurred operating losses during the year ended December 31, 2000, and was not in compliance with its credit facility, which expired on January 28, 2001. Under the terms of the expired credit facility, the bank has the right to demand cash to meet outstanding obligations of the letters of credits. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters, including raising additional equity and replacing the expired credit facility, are more fully described in Note 4. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                                        /s/ Ernst & Young LLP
Greensboro, North Carolina
February 9, 2001

CONSOLIDATED  FINANCIAL  STATEMENTS:

                             The Morgan Group, Inc.
                                and Subsidiaries
                          Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                            December 31
                                                       2000             1999
                                                       ----             ----
ASSETS
Current assets:
   Cash and cash equivalents                         $ 2,092           $ 3,847
   Trade accounts receivable, less allowances
      of $248 in 2000 and $313 in 1999                 7,748            10,130
   Accounts receivable, other                            133               313
   Refundable taxes                                      499                --
   Prepaid expenses and other current assets           1,147             1,960
   Deferred income taxes                                 319             1,475
                                                     -------           -------
Total current assets                                  11,938            17,725
                                                     -------           -------

Property and equipment, net                            3,688             4,309
Goodwill and other intangibles, net                    6,727             7,361
Deferred income taxes                                    282             2,172
Other assets                                             634               697
                                                     -------           -------
Total assets                                         $23,269           $32,264
                                                     =======           =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                            $ 2,373           $ 3,907
   Accrued liabilities                                 3,704             4,852
   Income taxes payable                                   --               278
   Accrued claims payable                              3,224             3,071
   Refundable deposits                                 1,357             1,752
   Current portion of long-term debt and capital
     lease obligations                                   217              676
                                                     -------           -------
Total current liabilities                             10,875            14,536
                                                     -------           -------

Long-term debt and capital lease obligations, less
  current portion                                         71               289
Long-term accrued claims payable                       5,122             5,347
Commitments and contingencies                             --                --

Shareholders' equity:
   Common stock, $.015 par value:
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                           23                23

      Class B: Authorized shares - 2,500,000
      Issued and outstanding shares - 1,200,000           18                18
   Additional paid-in capital                         12,459            12,459
   Retained (deficit) earnings                        (2,116)            2,775
                                                     -------           -------
Total capital and retained earnings                   10,384            15,275

Less - treasury stock at cost (359,146 Class A
  Shares in 2000 and 1999)                            (3,183)           (3,183)
                                                     -------           -------
Total shareholders' equity                             7,201            12,092
                                                     -------           -------
Total liabilities and shareholders' equity           $23,269           $32,264
                                                     =======           =======
See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                  (Dollars in thousands, except share amounts)


                                                             For the year ended December 31
                                                           2000             1999              1998
                                                           ----             ----              ----

Operating revenues                                      $ 108,024         $ 145,629        $ 150,454

Costs and expenses:
   Operating costs                                         99,552           133,774          136,963
   Selling, general and administration                      9,443            10,090           10,254
   Depreciation and amortization                            1,067             1,215            1,230
                                                        ---------         ---------        ---------
                                                          110,062           145,079          148,447
                                                        ---------         ---------        ---------

Operating (loss) income                                    (2,038)              550            2,007
Interest expense, net                                         310               338              545
                                                        ---------         ---------        ---------
(Loss) income before income taxes                          (2,348)              212            1,462

Income tax expense                                          2,451               193              559
                                                        ----------        ---------        ---------
Net (loss) income                                         ($4,799)        $      19        $     903
                                                        ==========        =========        =========

Net (loss) income per basic and diluted share              ($1.96)        $    0.01        $    0.35
                                                        ==========        =========        =========


Basic weighted average shares outstanding               2,448,157         2,469,675        2,606,237
                                                        =========         =========        =========

See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                (Dollars in thousands, except per share amounts)


                                             Class A      Class B    Additional                              Retained
                                             Common       Common       Paid-in      Officer    Treasury      (Deficit)
                                              Stock        Stock       Capital       Loan        Stock       Earnings      Total
                                              -----        -----       -------       ----        -----       --------      -----

Balance at December 31, 1997                   $23         $ 18        $ 12,453     $ (504)    $ (1,426)     $ 2,160      $ 12,724
   Net income                                   --           --              --         --           --          903           903
   Purchase of treasury stock                   --           --              --        504         (813)          --          (309)
   Common stock dividends:
      Class A ($.08 per share)                  --           --              --         --           --         (117)         (117)
      Class B ($.04 per share)                  --           --              --         --           --          (48)          (48)
   Options exercised                            --           --               6         --           62           --            68
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 1998                   $23         $ 18        $ 12,459     $   --     $ (2,177)     $ 2,898      $ 13,221
   Net income                                   --           --              --         --           --           19            19
   Purchase of treasury stock                   --           --              --         --       (1,006)          --        (1,006)
   Common stock dividends:
      Class A ($.08 per share)                  --           --              --         --           --          (94)          (94)
      Class B ($.04 per share)                  --           --              --         --           --          (48)          (48)
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 1999                   $23         $ 18        $ 12,459     $   --     $ (3,183)     $ 2,775      $ 12,092
   Net loss                                     --           --              --         --           --       (4,799)       (4,799)
   Common stock dividends:
      Class A ($.05 per share)                  --           --              --         --           --          (62)          (62)
      Class B ($.025 per share)                 --           --              --         --           --          (30)          (30)
                                              -----       ------       --------     ------     --------      -------      --------
Balance at December 31, 2000                   $23         $ 18        $ 12,459     $   --     $ (3,183)     $(2,116)     $  7,201
                                              =====       ======       ========     ======     ========      =======      ========

See accompanying notes.

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                                                                      For the year ended December 31
                                                                                  2000             1999              1998
                                                                                  ----             ----              ----
Operating activities:
Net (loss) income                                                               $(4,799)           $  19            $   903
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
        Depreciation and amortization                                             1,067            1,215              1,246
        Deferred income taxes                                                     3,046             (420)              (713)
        Loss on disposal of property and equipment                                  292              101                 20

Changes in operating assets and liabilities:
        Trade accounts receivable                                                 2,382             2,058             1,174
        Other accounts receivable                                                   180              901             (1,088)
        Refundable taxes                                                           (499)              --                 --
        Prepaid expenses and other current assets                                   813              507                139
        Other assets                                                                 63              (43)               810
        Trade accounts payable                                                   (1,534)            (397)               207
        Accrued liabilities                                                      (1,148)           1,286               (612)
        Income taxes payable                                                       (278)            (600)               489
        Accrued claims payable                                                      (72)             310              2,785
        Refundable deposits                                                        (395)             (78)               164
                                                                                --------          -------            -------
        Net cash (used in) provided by operating activities                        (882)           4,859              5,524

Investing activities:
        Purchases of property and equipment                                        (106)            (811)              (585)
        Proceeds from sale of property and equipment                                  2                7                 88
        Business acquisitions                                                        --              (35)              (228)
                                                                                --------          -------            -------
Net cash used in investing activities                                              (104)            (839)              (725)

Financing activities:
        Principle payments on long-term debt                                       (677)            (664)            (3,418)
        Proceeds from long-term debt                                                 --              149                135
        Purchase of treasury stock, net of officer loan of $504                      --           (1,006)              (309)
        in 1998
        Proceeds from exercise of stock options                                      --               --                 68
        Common stock dividends paid                                                 (92)            (142)              (165)
                                                                                --------          -------            -------
        Net cash used in financing activities                                      (769)          (1,663)            (3,689)
                                                                                --------          -------            -------

Net (decrease) increase in cash and cash equivalents                             (1,755)           2,357              1,110

Cash and cash equivalents at beginning of period                                  3,847            1,490                380
                                                                                --------          -------            -------

Cash and cash equivalents at end of period                                      $ 2,092           $3,847            $ 1,490
                                                                                ========          =======           ========

Cash payments for interest were $379,000 in 2000, $406,000 in 1999 and $566,000 in 1998.

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Morgan Group, Inc. ("Company"), through its wholly owned subsidiaries, Morgan Drive Away, Inc. ("Morgan") and TDI, Inc. ("TDI"), provides outsourced transportation and logistical services to the manufactured housing and recreational vehicle industries and is a leading provider of delivery services to the commercial truck and trailer industries in the United States. Lynch Interactive Corporation and its wholly owned subsidiaries ("Lynch Interactive") owns all of the 1,200,000 shares of the Company's Class B common stock and 161,100 shares of the Company's Class A common stock, which in the aggregate represents 70% of the combined voting power of the combined classes of the Company's common stock.

The Company's other significant wholly owned subsidiaries are Interstate Indemnity Company ("Interstate") and Morgan Finance, Inc. ("Finance"), which provide insurance and financial services to its owner-operators.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Operating Revenues and Expense Recognition

Operating revenues, including ancillary fees for permits, escort services and insurance premiums, and related driver pay are recognized when movement of the product is completed. Other operating expenses are recognized when incurred.

Cash Equivalents

All highly liquid investments with maturity of three months or less when purchased are considered to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of customer receivables. As discussed in Note 9, two customers represent 33% of total customer receivables. The remaining credit risk is generally diversified due to the large number of entities comprising the Company's remaining customer base and their dispersion across many different industries and geographic regions. As noted on the consolidated balance sheets, the Company maintains an allowance for doubtful accounts to cover estimated credit losses.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

                    Buildings                                 25 years
                    Transportation Equipment                  3 to 5 years
                    Office and Service Equipment              3 to 8 years

Goodwill and Other Intangibles

Goodwill and other intangibles are comprised primarily of goodwill, which is stated at the excess of purchase price over net asset acquired, net of accumulated amortization of $4,181,000 and $3,547,000 at December 31, 2000 and 1999, respectively. Intangible assets are being amortized by the straight-line method over their estimated useful lives, which range from three to forty years.

Impairment of Assets

The Company periodically assesses the net realizable value of its long-lived assets, including intangibles, and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Goodwill is evaluated for impairment whenever such events as a loss of a significant customer, a permanent decline in the manufactured housing industry, or other negative trends occur. For assets to be held and used, including goodwill and other intangible assets, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount. The Company, as a result of the recent negative trends, has performed an assessment of potential goodwill impairment and does not believe that an impairment, or a change in estimated useful lives exist at December 31, 2000.

Insurance and Claim Reserves

Claims and insurance accruals reflect the estimated ultimate cost of claims, including amounts for claims incurred but not reported, for cargo loss and damage, bodily injury and property damage, workers' compensation, long-term disability and group health not covered by insurance. These costs are charged to operating costs.

Stock-Based Compensation

Stock based compensation expense for the Company's employee stock option plan is recognized under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Consistent with APB 25, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant; therefore, no compensation expense is recognized.

Net Income (Loss) Per Common Share

Net income (loss) per common share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Since each share of Class B common stock is freely convertible into one share of Class A common stock, the total of the weighted average number of common shares for both classes of common stock is considered in the computation of EPS.

Fair Values of Financial Instruments

At December 31, 2000 and 1999, the carrying value of financial instruments such as cash and cash equivalents, trade and other receivables, trade payables and long-term debt approximate their fair values. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

Comprehensive Income

There were no items of comprehensive income for the years presented, as defined under SFAS No. 130, "Reporting Comprehensive Income". Accordingly, comprehensive income is equal to net income.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in fiscal years beginning after June 15, 2000. Under the statement, all derivatives will be required to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Under the statement, any ineffective portion of a derivative's change in fair value must be immediately recognized in earnings. The Company has evaluated the effect of SFAS No. 133 and determined that the adoption of SFAS No. 133 will have no effect on the earnings and financial position of the Company.

2.  PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (in thousands):

                                                         December 31
                                                       2000         1999
                                                       ----         ----

Land                                                  $  873       $  873
Buildings                                              2,186        2,241
Transportation equipment                                 146          419
Office and service equipment                           2,288        3,491
                                                       -----        -----
                                                       5,493        7,024
Less accumulated depreciation                          1,805        2,715
                                                       -----        -----
Property and equipment, net                           $3,688       $4,309
                                                      ======       ======

Depreciation expense was $433,000, $511,000 and $581,000 for 2000, 1999 and
1998, respectively.


3.  GOODWILL AND OTHER INTANGIBLES, NET

The components of goodwill and other intangibles, net are as follows (in thousands):

                                                                       December 31, 2000


                                        Useful                             Accumulated        Net Book
                                         Life              Cost           Amortization         Value
                                         ----              ----           ------------         -----
Goodwill                                40 Year             $1,660             $518            $1,142
Goodwill                                20 Year              6,734            1,567             5,167
Goodwill                               3-5 Year                335              273                62
Non-Compete agreements                 3-20 Year             2,179            1,823               356
                                                             -----            -----               ---
                                                           $10,908           $4,181            $6,727
                                                            ======            =====             =====


                                                                       December 31, 1999


                                        Useful                             Accumulated        Net Book
                                         Life              Cost           Amortization         Value
                                         ----              ----           ------------         -----
Goodwill                                40 Year             $1,660             $477            $1,183
Goodwill                                20 Year              6,734            1,229             5,505
Goodwill                               3-5 Year                335              196               139
Non-Compete agreements                 3-20 Year             2,179            1,645               534
                                                             -----            -----               ---
                                                           $10,908           $3,547            $7,361
                                                            ======            =====             =====

4.  INDEBTEDNESS

At December 31, 2000, the Company had a $7.7 million revolving credit facility ("Credit Facility"), with a $6.7 million letter of credit sub-limit. The Credit Facility bears interest at the Company's option, on either the applicable Eurodollar Rate Margin or the applicable Base Rate Margin, all of which are adjusted over the term of the Credit Facility. Total borrowings and outstanding letters of credit are limited to qualified trade accounts receivable, qualified in-transit amounts, contractor loans, and qualified investments. The Credit Facility contains financial covenants, the most restrictive of which are a cash flow coverage ratio, interest expense coverage ratio, and minimum net income. At December 31, 2000, the Company had no outstanding debt under its Credit Facility, and $6.6 million of letters of credit were outstanding under the Credit Facility. Letters of credit are required for self-insurance retention reserves and other corporate needs.

The Credit Facility matured on January 28, 2001, at which time the Company had no outstanding debt and $6.6 million outstanding letters of credit. The Company was in default of the financial covenants, resulting in the bank failing to renew the Credit Facility. As a result of the Credit Facility not being renewed, the Company has a payment default and the financial institution has the right to demand cash to meet outstanding obligations under the letters of credit. The bank has discretion as to whether to make any loans or issue additional letters of credit for the Company.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is actively seeking alternative financial institutions to replace the existing Credit Facility as well as seeking additional capital resources. Currently, negotiations are being held with several financial institutions regarding a replacement facility. In connection with these potential replacement facilities, the Company is anticipating raising equity capital up to $3.0 million. The Company has engaged in discussions with its principal shareholder, Lynch Interactive, regarding these matters. Based on preliminary discussions, Lynch Interactive has expressed interest in providing a portion of the capital support the Company will require, but no terms have been agreed upon. The Company expects to seek to raise the equity capital it will require from Lynch Interactive, other stockholders, or, if necessary, privately from other sources. The Company's ability to continue as a going concern is dependent upon its ability to successfully maintain its financing arrangements and to comply with the terms thereof. However, although no assurances can be given, management remains confident that the Company will be able to continue operating as a going concern.


Long-term debt and capital lease obligations consisted of the following (in thousands):
                                                                                       December 31
                                                                                   2000          1999
                                                                                   ----          ----
Promissory notes with imputed interest rates from 6.31% to 10.0%, principal
   and interest payments due from monthly to annually, through June 30, 2002       $242          $837
Term note and capital leases with imputed interest rates of 8.25% to 11.04%
   with principal and interest payments due monthly through April 26, 2002           46           128
                                                                                   ----           ---
                                                                                    288           965
Less current portion                                                                217           676
                                                                                    ---           ---
Long-term debt and capital lease obligations, net                                  $ 71          $289
                                                                                   ====          ====

Maturities on long-term debt are $217,000 in 2001 and $71,000 in 2002.

5.   LEASES

Future minimum annual operating lease payments as of December 31, 2000, are as follows (in thousands):

                                                 Operating
                                                  Leases
                                                  ------
      2001                                       $  641
      2002                                          173
      2003                                           60
      2004                                           11
      2005                                            1
                                                 ------
      Total minimum lease payments               $  886
                                                 ======

Aggregate expense under operating leases approximated $1,672,000, $2,115,000, and $2,578,000 for 2000, 1999 and 1998, respectively.

6.   INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The income tax provisions (benefits) are summarized as follows (in thousands):
                                           For the Year Ended December 31
                                          2000           1999            1998
                                          ----           ----            ----
     Current:
        State                            $    -           $ 98          $  201
        Federal                            (595)           515           1,071
                                         -------         -----          ------
                                           (595)           613           1,272
     Deferred:
        State                               488            (67)           (203)
        Federal                           2,558           (353)           (510)
                                         -------         ------         -------
                                          3,046           (420)           (713)
                                         -------         ------         -------
                                         $2,451          $ 193          $  559
                                         =======         ======         =======

Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                           December 31
                                                        2000          1999
                                                        ----          ----
Deferred tax assets:
   Accrued insurance claims                            $3,323        $3,232
   Special charges and accrued expenses                   367           487
   Depreciation                                           199           163
   Other                                                  84            125
                                                       ------        ------
                                                        3,973         4,007
Deferred tax liabilities:
   Prepaid expenses                                      (184)         (360)
                                                       -------       -------
                                                         (184)         (360)
                                                       -------       -------
                                                       $3,789        $3,647

Valuation allowance for deferred tax assets           ($3,188)           --
                                                       ------        ------
                                                       $  601        $3,647
                                                       ======        ======


A reconciliation of the income tax provisions and the amounts computed by applying the statutory federal income tax rate to income before income taxes follows (in thousands):

                                                  For the Year Ended December 31
                                                 2000         1999         1998
                                                 ----         ----         ----
Income tax provision (benefits) at
   federal statutory rate                       $(772)        $ 72         $497
State income tax (benefit), net of
   federal tax benefit                            (44)          20           48
Changes in estimated
   state tax rates on
   beginning temporary differences                 --           --          (70)
Change in Valuation Allowance                   3,188           --           --
Permanent differences                              79          101           84
                                               -------        ----           --
                                               $2,451         $193         $559
                                               =======        ====         ====

Net cash payments for income taxes were $181,000, $1,205,000 and $810,000 in 2000, 1999 and 1998, respectively.

In assessing the realization of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences become deductible. A valuation allowance of $3,188,000 was recorded in 2000 to reduce the deferred tax asset as the Company has experienced cumulative losses for financial reporting for the last three years. Management considered, in reaching the conclusion on the required valuation allowance, given the cumulative losses, combined with the current default on its Credit Facility, that it would be inconsistent with applicable accounting rules to rely on future taxable income to support full realization of the deferred tax assets. Accordingly, the remaining deferred tax assets of $601,000 relate to federal income tax carrybacks available to the Company.


7.   SHAREHOLDERS' EQUITY

The Company has two classes of common stock outstanding, Class A and Class B. Under the bylaws of the Company: (i) each share of Class A is entitled to one vote and each share of Class B is entitled to two votes; (ii) Class A shareholders are entitled to a dividend ranging from one to two times the dividend declared on Class B stock; (iii) any stock distributions will maintain the same relative percentages outstanding of Class A and Class B; (iv) any liquidation of the Company will be ratably made to Class A and Class B shareholders after satisfaction of the Company's other obligations; and (v) Class B stock is convertible into Class A stock at the discretion of the holder; Class A stock is not convertible into Class B stock.

The Company's Board of Directors has approved the purchase of up to 250,000 shares of Class A Common Stock for its Treasury at various dates and market prices. During the year ended December 31, 2000, the Company did not repurchase any shares under this plan. As of December 31, 2000, 186,618 shares had been repurchased at prices between $6.875 and $11.375 per share for a total of $1,561,000 under this plan.

In March 1999, the Company repurchased 102,528 shares of Class A stock in a Dutch Auction for $985,000, which includes $62,000 of fees and expenses associated with the transaction.

In July 1998, the Company purchased 70,000 shares of Class A stock from a former officer for $637,000 under a special stock purchase approved by the Board of Directors.

8.  STOCK OPTION PLAN AND BENEFIT PLAN

The Company has an incentive stock option plan which provides for the granting of incentive or non-qualified stock options to purchase up to 200,000 shares of Class A common stock to directors, officers, and other key employees. No options may be granted under this plan for less than the fair market value of the common stock at the date of the grant. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than ten years and one day after it is granted. Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Stock options vest over a four-year period pursuant to the terms of the plan, except for stock options granted to a non-employee director, which are immediately vested. Employees and non-employee directors have been granted non-qualified stock options to purchase 96,375 and 32,000 shares, respectively, of Class A common stock, net of cancellations and shares exercised. There are 63,250 options reserved for future issuance.

In January 2000, the President and Chief Executive Officer entered into a special stock option plan and agreement with the Company which provides for the granting of options to purchase 120,000 shares of Class A Common Stock in three separate installments. The first installment is for 40,000 shares at an exercise price of $5.625, exercisable 6 months from the date of the agreement. The second installment is for 40,000 shares at an exercise price of $7.625, exercisable 18 months after the date of the agreement. The third installment is for 40,000 shares at an exercise price of $9.625, exercisable 30 months after the date of the agreement. The options granted under this stock option plan and agreement are not granted pursuant to the Incentive Stock Option Plan described above; but they are subject to the same general terms and conditions of the Incentive Stock Option Plan.

A summary of the Company's stock option activity and related information follows:

                                                                        Year Ended December 31

                                              2000                               1999                               1998
                                              ----                               ----                               ----
                                                 Weighted                            Weighted                           Weighted
                                                 Average                             Average                            Average
                                    Options      Exercise              Options       Exercise             Options       Exercise
                                    (000)        Price                 (000)         Price                (000)         Price
                                    -----        -----                 -----         -----                -----         -----

Outstanding at beginning of year    181          $8.23                 170           $8.28                167           $8.32
Granted                             120           7.63                  11            7.52                 23            8.11
Exercised                            --             --                  --              --                 (7)           8.25
Canceled                            (53)          7.79                  --              --                (13)           8.59
                                    ----         -----                 ---           -----                ----           ----



Outstanding at end of year          128          $8.42                 181           $8.23                170           $8.28
                                    ===          =====                 ===           -----                ===           =====

Exercisable at end of year          124          $8.41                 149           $8.31                124           $8.42
                                    ===          =====                 ===           =====                ===           =====

Exercise prices for options outstanding as of December 31, 2000, ranged from $6.80 to $10.19. The weighted-average remaining contractual life of those options is 4.6 years. The weighted-average fair value of options granted during each year was immaterial.

The following pro forma  information  regarding net income (loss) and net income
(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: dividend yield of 0.1%; expected life of 10 years; expected volatility of .596 in 2000 and .316 in 1999 and .250 in 1998, and a risk-free interest rate of 6.5% in 2000 and 5.0% in 1999 and 6.0% in 1998. For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting periods (in thousands except for per share information):
                                        2000            1999           1998
                                        ----            ----           ----
Net (loss) income:
  As reported                          ($4,799)        $  19          $ 903
  Pro forma                            ($5,024)          (24)           861

Diluted (loss) earnings per share:
  As reported                           ($1.96)        $0.01          $0.35
  Pro forma                             ($2.05)        (0.01)          0.33


During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock options granted after the 1995 fiscal year only. Therefore, the pro forma amounts for compensation cost may not be indicative of the effects on pro forma net income and pro forma net income per share for future years.

The Company has a 401(k) Savings Plan covering substantially all employees, which matches 25% of the employee contributions up to a designated amount. The Company's contributions to the Plan for 2000, 1999 and 1998 were $18,000, $23,000 and $29,000, respectively.

9.  TRANSACTIONS WITH LYNCH INTERACTIVE CORPORATION

The Company has paid Lynch Interactive Corporation ("Lynch Interactive") an annual service fee of $100,000 for executive, financial and accounting, planning, budgeting, tax, legal, and insurance services. Additionally, Lynch Interactive charges the Company for officers' and directors' liability insurance, which totaled $20,000 in 2000, and $16,000 in 1999 and 1998.

The Company's Class A and Class B common stock owned by Lynch Interactive is pledged to secure a Lynch Interactive line of credit.

10. SEGMENT REPORTING

Description of Services by Segment

The Company operates in four business segments: manufactured housing, driver outsourcing, specialized outsourcing services, and insurance and finance. The manufactured housing segment primarily provides specialized transportation to companies which produce new manufactured homes and modular homes through a network of terminals located in twenty-eight states. The driver outsourcing segment provides outsourcing transportation primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in six states. The specialized outsourcing services segment consists of a large trailer, travel and small trailer delivery and another Specialized Service "Decking" (discontinued in 2000). The last segment, insurance and finance, provides insurance and financing to the Company's drivers and independent owner-operators. This segment also acts as a cost center whereby all property damage and bodily injury and cargo costs are captured. The Company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

The driver outsourcing segment and the specialized outsourcing services were reported as one segment titled "SOS" in 1998. The year of 1998 has been restated to show corresponding segment information.


Measurement of Segment (Loss) and Segment Assets

The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as earnings before interest, taxes, depreciation and amortization (EBITDA). The accounting policies of the segments are the same as those described in the summary of significant accounting policies (See Note 1). There are no significant intersegment revenues.

The  following  table  presents  the  financial  information  for the  Company's reportable segments for the years ended December 31 (in thousands):
                                                       2000              1999             1998
                                                       ----              ----             ----
    Operating revenues
         Manufactured Housing                        $ 70,631          $ 99,491         $ 106,145
         Driver Outsourcing                            20,939            23,351            19,710
         Specialized Outsourcing Services              15,260            21,172            23,064
         Insurance and Finance                          2,933             3,958             4,072
         All Other                                         (3)              148                48
                                                     --------          --------         ---------
                                                      109,760           148,120           153,039
    Total intersegment insurance revenues              (1,736)           (2,491)           (2,585)
                                                     --------          --------         ---------
    Total operating revenues                         $108,024          $145,629         $ 150,454
                                                     ========          ========         =========

    Segment (loss) profit - EBITDA
         Manufactured Housing                         $ 5,784          $ 10,265         $  10,836
         Driver Outsourcing                             1,324               416               115
         Specialized Outsourcing Services                (140)              469             1,011
         Insurance and Finance                         (6,765)           (9,058)           (8,358)
         All Other                                     (1,174)             (327)             (367)
                                                     --------          --------         ---------
                                                         (971)            1,765             3,237
    Depreciation and amortization                      (1,067)           (1,215)           (1,230)
    Interest expense                                     (310)             (338)             (545)
                                                     --------          --------         ---------
    (Loss) income before taxes                       $( 2,348)         $    212         $   1,462
                                                     ========          ========         =========
    Identifiable assets
         Manufactured Housing                        $ 11,255          $ 16,956         $  18,764
         Driver Outsourcing                             4,561             5,438             6,055
         Specialized Outsourcing Services               2,078             2,724             3,015
         Insurance and Finance                          1,433             1,801             1,864
         All Other (1)                                  3,942             5,345             3,689
                                                     --------          --------         ---------
         Total                                       $ 23,269          $ 32,264         $  33,387
                                                     ========          ========         =========

(1) All other represents corporate assets comprised of cash, fixed assets and goodwill.


A majority of the Company's accounts receivable are due from companies in the manufactured housing, recreational vehicle, and commercial truck and trailer industries located throughout the United States. Services provided to Oakwood Homes Corporation accounted for approximately $22.5 million, $28.8 million and $31.8 million of revenues in 2000, 1999 and 1998, respectively. The Company's gross accounts receivables from Oakwood were 23% and 16% of total receivables at December 31, 2000 and 1999, respectively. In addition, Fleetwood Enterprises, Inc., accounted for approximately $16.9 million, $23.9 million and $26.0 million, of revenues in 2000, 1999 and 1998, respectively. The Company's gross accounts receivables from Fleetwood were 10% and 17% of total receivables at December 31, 2000 and 1999, respectively.

11.  OPERATING COSTS AND EXPENSES (in thousands)
                                            2000          1999          1998
                                            ----          ----          ----
Purchased transportation costs           $75,411       $ 101,046      $103,820
Operating supplies and expenses           10,826          13,559        14,092
Claims                                     5,658           8,633         7,698
Insurance                                  2,733           3,178         3,375
Operating taxes and licenses               4,924           7,358         7,978
                                         -------       ---------      --------
                                         $99,552       $ 133,774      $136,963
                                         =======       =========      ========


Significant Accruals

Material components (greater than 5% of total current liabilities) of accrued liabilities are as follows:

                               12/31/99        %        12/31/00           %

Government Fees                $   717        4.9       $   759           7.0
Workers' Comp                      638        4.4           839           7.7
Customer Incentives              1,104        7.6           588           5.4
Other                           12,077       83.1         8,689          79.9
                               -------      -----       -------         -----
Total Current Liabilities      $14,536      100.0%      $10,875         100.0%

Accruals are reviewed and booked monthly. The corresponding expenses are reflected in the Selling, general and administration and Operating costs sections of the Consolidated Statements of Operations.

Government fees represent amounts due for fuel taxes, permits and use taxes related to our linehaul transportation costs.

Workers' compensation represents estimated amounts due claimants related to unsettled claims related to injuries incurred by Company employee-drivers. These claim amounts due are established by our insurance carrier, Liberty Mutual, on a monthly basis.

Customer incentive liability represents volume discounts ranging from 1% to 7% of revenue earned by certain customers. The customer incentives earned are computed and booked monthly based upon linehaul revenue for that specific customer. The incentives are paid quarterly and are recorded as a charge against Operating revenues in the Consolidated Statements of Operations.

12.  COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal proceedings and claims that have arisen in the normal course of business for which the Company maintains liability insurance covering amounts in excess of its self-insured retention. Management believes that adequate reserves have been established on its self-insured claims and that their ultimate resolution will not have a material adverse effect on the consolidated financial position, liquidity, or operating results of the Company.

The Company leases certain land, buildings, computer equipment, computer software, and motor equipment under non-cancelable operating leases that expire in various years through 2005. Several land and building leases contain monthly renewal options.

13.  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2000 and 1999 (in thousands, except share data):

                                                                             Three Months Ended
                                                        March 31       June 30       Sept. 30       Dec. 31
                                                        --------       -------       --------       -------
2000
----
Operating revenues                                       $27,867       $29,961        $28,164       $ 22,032
Operating income (loss)                                     (898)          113            178         (1,431)
Net income (loss)                                           (616)           17             75         (4,275)
Net income (loss) per basic and diluted share            ($ 0.25)      $  0.01        $  0.03         ($1.75)

1999
----
Operating revenues                                       $35,325       $40,270        $37,312       $ 32,722
Operating income (loss)                                      325           436            208           (419)
Net income (loss)                                            118           169             34           (302)
Net income (loss) per basic and diluted share            $  0.05       $  0.07        $  0.01       ($  0.12)

                             THE MORGAN GROUP, INC.
                          INDEX TO CONSOLIDATED INTERIM
                        FINANCIAL STATEMENTS (Unaudited)

Consolidated Interim Financial Statements (unaudited):                      Page


         Consolidated Balance Sheets as of September 30, 2001 and
             December 31, 2000..............................................F-19

         Consolidated Statements of Operations for the Nine Months Ended
             September 30, 2001 and 2000....................................F-20

         Consolidated Statements of Cash Flows for the Nine Months Ended
             September 30, 2001 and 2000....................................F-21


         Notes to Consolidated Interim Financial Statements (unaudited).....F-22

                     The Morgan Group, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)



                                                                          September 30      December 31
                                                                              2001             2000
                                                                          ------------      -----------
ASSETS                                                                    (Unaudited)        (Note 1)
Current assets:
   Cash and cash equivalents                                               $   1,393         $   2,092
   Investments - restricted                                                    2,623                --
    Trade accounts receivable, less allowances
        of $144 in 2001 and $254 in 2000                                       9,217             7,748
   Accounts receivable, other                                                    448               133
   Refundable taxes                                                              131               499
   Prepaid insurance                                                           2,896
                                                                                                    97
   Prepaid expenses and other current assets                                   1,382             1,050
   Deferred income taxes                                                         319               319
                                                                           ---------         ---------
Total current assets                                                          18,409            11,938
                                                                           ---------         ---------

Property and equipment, net                                                     3,477            3,688
Goodwill and other intangibles, net                                             6,376            6,727
Deferred income taxes                                                             282              282
Other assets                                                                      170              634
                                                                           ----------        ---------
Total assets                                                               $   28,714        $  23,269
                                                                           ==========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                  $    4,806        $   2,373
   Notes payable, banks                                                         1,369               --
   Accrued liabilities                                                          4,489            3,704
   Accrued claims payable                                                       3,013            3,224
   Refundable deposits                                                          1,154            1,357
   Current portion of long-term debt and capital lease obligations                147              217
                                                                           ----------        ---------
Total current liabilities                                                      14,978           10,875
                                                                           ----------        ---------
Long-term debt and capital lease obligations, less current portion                 16               71
Long-term accrued claims payable                                                4,821            5,122
Shareholders' equity:
   Common stock, $.015 par value
      Class A: Authorized shares - 7,500,000
      Issued shares - 1,607,303                                                    23               23
      Class B: Authorized shares - 4,400,000
      Issued and outstanding shares - 2,200,000                                    33               18
   Additional paid-in capital                                                  14,318           12,459
   Retained earnings                                                           (2,292)          (2,116)
   Less - treasury stock at cost (359,146 Class A shares)                      (3,183)          (3,183)
                                                                           -----------       ----------
Total shareholders' equity                                                      8,899            7,201
                                                                           -----------       ----------
Total liabilities and shareholders' equity                                 $   28,714        $   23,269
                                                                           ===========       ==========

See notes to interim consolidated financial statements

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)
                                   (Unaudited)


                                                               Three Months Ended                  Nine Months Ended
                                                                  September 30                       September 30
                                                              2001           2000                 2001           2000
                                                              ----           ----                 ----           ----

Operating revenues                                         $ 24,834       $ 28,629             $ 70,954       $ 87,447

Costs and expenses:
   Operating costs                                           22,666         26,055               64,306         80,445
   Selling, general and administration                        2,127          2,160                6,207          6,792
   Depreciation and amortization                                210            236                  688            817
                                                           ---------      ---------            ---------      ---------
                                                             25,003         28,451               71,201         88,054

Operating income (loss)                                        (169)           178                 (247)          (607)
Interest expense, net                                            90             77                  182            210
                                                           ---------      ---------            ---------      ---------
Income (loss) before income taxes                              (259)           101                 (429)          (817)
Income tax expense (benefit)                                     --             26                 (255)          (293)
                                                           ---------      ---------            ----------     ---------
Net income (loss)                                          $   (259)      $     75             $   (174)      $   (524)
                                                           =========      =========            ==========     =========

Net income (loss) per common share:
    Basic                                                  $  (0.08)      $   0.03             $  (0.06)      $  (0.21)
                                                           =========      =========            =========      =========
    Diluted                                                $  (0.08)      $   0.03             $  (0.06)      $  (0.21)
                                                           =========      =========            =========      =========

Weighted average shares outstanding (thousands)
    Basic                                                     3,329          2,448                2,745          2,448
                                                           =========      =========            =========      =========
    Diluted                                                   3,329          2,451                2,745          2,452
                                                           =========      =========            =========      =========

Cash dividends declared per common share
    Class A:                                               $     --       $   0.01             $     --       $   0.05
                                                           =========      =========            =========      =========
    Class B:                                               $     --       $  0.005             $     --       $  0.025
                                                           =========      =========            =========      =========

See notes to interim consolidated financial statements

                     The Morgan Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                Nine Months Ended
                                                                                   September 30
                                                                               2001            2000
                                                                            -----------     ----------
Operating activities:
Net income (loss)                                                            $ (174)         $  (524)
Adjustments to reconcile net income (loss)
   to net cash used in operating activities:
   Depreciation and amortization                                                688              817
   Loss on disposal of property and equipment                                    12               60
Changes in operating assets and liabilities:
   Trade accounts receivable                                                 (1,469)            (652)
   Other accounts receivable                                                   (315)             (13)
   Refundable taxes                                                             368               --
   Prepaid insurance                                                         (2,799)              --
   Prepaid expenses and other current assets                                   (332)             429
   Other assets                                                                 464              229
   Trade accounts payable                                                     2,433             (285)
   Accrued liabilities                                                          785             (481)
   Income taxes payable                                                          --             (565)
   Accrued claims payable                                                      (512)            (213)
   Refundable deposits                                                         (203)            (195)
                                                                             -------         --------
   Net cash provided by (used in) operating activities                       (1,054)          (1,393)
                                                                             -------         --------
Investing activities:
   Purchase of restricted investments                                        (2,623)              --
   Purchases of property and equipment                                          (98)            (118)
   Other                                                                         (7)               2
                                                                             -------         --------
   Net cash provided by (used in) investing activities                       (2,728)            (116)
                                                                             -------         --------
Financing activities:
   Net proceeds from note payable to bank                                     1,369               --
   Principal payments on long-term debt                                        (160)            (608)
   Common stock dividends paid                                                   --              (92)
   Proceeds from issuance of common stock                                     1,874               --
                                                                             -------         --------
Net cash provided by (used in) financing activities                           3,083             (700)
                                                                             -------         --------

Net increase (decrease) in cash and equivalents                                (699)          (2,209)

Cash & cash equivalents at beginning of period                                2,092            3,847
                                                                             -------         --------

Cash and cash equivalents at end of period                                   $1,393          $ 1,638
                                                                             =======         ========

  See notes to interim consolidated financial statements.

                     The Morgan Group, Inc. and Subsidiaries
               Notes to Interim Consolidated Financial Statements
                                   (Unaudited)

                               September 30, 2001

Note 1.Basis of Presentation

     The accompanying consolidated interim financial statements have been prepared by The Morgan Group, Inc. and Subsidiaries (the "Company"), in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included for complete financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated interim financial statements should be read in conjunction with the financial statements, notes thereto and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

     Net income per common share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Since each share of Class B common stock is freely convertible into one share of Class A common stock, the total of the weighted average number of shares for both classes of common stock is considered in the computation of EPS.

     The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation, in all material respects, of the financial position and results of operations for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

     The consolidated financial statements include the accounts of the Company and its subsidiaries, Morgan Drive Away, Inc., TDI, Inc., Interstate Indemnity Company, and Morgan Finance, Inc., all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

Note 2. Impairment of Long-Lived Assets and Recent Accounting Pronouncements

     As disclosed in the accounting policy note in the audited financial statements for the year ended December 31, 2000, periodic assessment of the net realizable value of its long-lived assets, including intangibles, and evaluation of such assets for impairment are made whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount of the intangible asset.

     Significant negative indicators currently exist for the Company, including, but not limited to, significant revenue declines of 26% in fiscal 2000 and 13% in year-to-date 2001, operating and cash flow losses in those periods and the loss of a significant customer as of October 1, 2001. As a result, management deemed it appropriate to obtain an independent valuation of the Company's intangible assets to determine if impairment existed as of September 30, 2001. This valuation was done for the current accounting pronouncement relating to goodwill as prescribed by Statements of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (Statement 121) under which the Company has adopted an accounting policy to utilize an undiscounted cash flow approach to estimate any potential impairment.

     Additionally in July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards, No. 141, Business Combination (Statement 141), and No. 142, Goodwill and Other Intangible Assets
     (Statement 142). These Statements change the accounting for business combinations, goodwill, and intangible assets.

     Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. Separable intangible assets that are deemed to have definite lives will continue to be amortized over their useful lives. The amortization provisions of Statement 142 apply to both goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption. New goodwill and indefinite lived intangible assets acquired after June 30, 2001 will be recorded in accordance with the Statement 142 requirements.

     The Company is required to, and will, adopt Statements 141 and 142 in the third quarter of 2001 except with respect to the provisions of Statement 142 relating to goodwill and intangibles acquired prior to July 1, 2001. Statements 141 and 142 will be adopted in the first quarter of 2002 for those assets.

     Key assumptions utilized in the independent valuation are discussed in the following paragraphs.

     In accordance with the requirements of Statement 142, the Company has identified two reporting units, manufactured housing and drive away, that contain material intangible assets that are subject to impairment analysis. The Company does not maintain or have access to accurate, supportable and reliable financial data at lower operating levels within these segments which management relies upon in making its operating decisions. The forecasts, valuations and impairment analyses for Statement 142 were made at these two reporting unit levels.

     Another key assumption is the time frame for which the Company has estimated its cash flows for the projections. The valuation is based on cash flow projected over a five-year period after which time cash flow is normalized and projected to grow at a constant rate. Management believes that five years is the appropriate period to forecast prior to normalized cash flows based on the current industry cycle in manufactured housing and the Company's long term market strategy.

     The Company is projecting, and the valuation analysis assumes, net earnings in all periods from 2002 to 2006. For the valuation, we projected average net earnings in the periods from 2002 to 2006 of $799,000 for the manufactured housing unit and $230,000 for the drive away unit. Management believes the projected period and earnings are appropriate for the valuation based on historical operating results, the current state of the manufactured housing industry, the Company's business model and long-term market strategy.

     The valuation uses a discount rate of 15.5% which is the estimated rate of return expected by an investor considering the perceived investment risk The discount rate reflects a risk-free rate of return and industry adjusted equity premium, a premium for small size and the industry's level of leverage. The capitalization rate of 8.4 was derived from the discount rate and the long-term growth rate.

     The projections also assumed future capital expenditures of $170,000 to $280,000 per year for each of the forecasted years 2002 through 2006 actual capital expenditures incurred in the previous five years were significantly higher than these projections. The Company's business model and strategy for the future is not asset intensive and the Company has no plans to acquire significant transportation equipment, real estate or other business property. Capital expenditures for the first nine months of 2001 have been approximately $100,000. Management believes that future capital expenditures used in the projections are appropriate to carry out the Company's strategic plan.

     The independent valuation based upon the Company's estimated future cash flow concluded that currently there is no impairment of the Company's intangible assets under Statement 121 as of September 30, 2001. However, there is a projected impairment under Statement 142 of approximately $300,000 to $500,000 for intangible assets in the manufactured housing division and approximately $25,000 to $100,000 for intangible assets in the drive away division. These intangible asset impairments will be required to be recorded on January 1, 2002, when Statement 142 is adopted for those assets.

     The Company will be required to perform an updated analysis under Statement 142 as of January 1, 2002. There can be no assurance at this time that the projections or any of the key assumptions will remain the same as business conditions may dictate significant changes in either the estimated cash flows, or any of the other key assumptions. The Company will update the analysis of intangible asset impairment on at least an annual basis as required by Statement 142 as long as material goodwill exists on the balance sheet.

Note 3.Notes Payable, Banks

Credit Facility

     On July 27, 2001, the Company obtained a new three-year $12.5 million Credit Facility.

     The Credit Facility will be used for working capital purposes and to post letters of credit for insurance contracts. As of September 30, 2001, the Company had outstanding borrowings of $869,000 and $7.6 million outstanding letters of credit. Borrowings bear interest at a rate per annum equal to either Bank of New York Alternate Base Rate ("ABR") plus one-half percent or, at the option of Company, absent an event of default, the one month London Interbank Offered Rate ("LIBOR") as published in The Wall Street Journal, averaged monthly, plus three percent. Borrowings and posted letters of credit on the Credit Facility are limited to a borrowing base calculation that includes 85% of eligible receivables and 95% of eligible investments, and are subject to certain financial covenants including minimum tangible net worth, maximum funded debt, minimum fixed interest coverage and maximum capital expenditures. The facility is secured by accounts receivable, investments, inventory, equipment and general intangibles. The facility may be prepaid anytime with prepayment being subject to a 3%, .75% and .25% prepayment penalty during year 1, 2 and 3, respectively.

     The prior Credit Facility matured on January 28, 2001, at which time the Company had no outstanding debt and $6.6 million outstanding letters of credit. The Company was in default of the financial covenants, resulting in the bank failing to renew the prior Credit Facility and, as a result, the Company had a payment default.

Real Estate Loan

     On July 31, 2001, the Company closed on a new real estate mortgage for $500,000 that is secured by the Company's land and buildings in Elkhart, Indiana. The loan will be used for short-term working capital purposes. The mortgage bears interest at prime rate plus 0.75%, and is for a six-month term with outstanding principal due on February 1, 2002. The loan may be prepaid at any time with no penalties, and is subject to the same covenants as the Credit Facility. The Company's application for additional capacity under this facility is under consideration.

Note 4. Credit Risk

     With the downturn in the national economy, management is continually reviewing credit worthiness of its customers and taking appropriate steps to ensure the quality of the receivables. As of September 30, 2001, 35% of the open trade accounts receivable was with five customers of which over 97% was within 60 days of invoice. In total, 96% of the open trade receivables are also within 60 days of invoice.

     Effective October 1, 2001, the Company will no longer be the primary carrier for its largest customer, Oakwood Homes Corporation. The Company has reduced the Oakwood open accounts receivable from $1,776,000 as of December 31, 2000, to $792,000 and $579,000 as of September 30, 2001, and
     October 31, 2001, respectively. At this time, Company management believes the receivable is fully collectible.

Note 5.Stockholders' Equity

     Capital Infusion

     On July 12, 2001, the Company received a $2 million capital infusion from its majority stockholder Lynch Interactive Corporation. The Company issued one million new Class B shares of common stock in exchange for the $2 million cash investment, thereby increasing Lynch's ownership position in the Company from 55.6% to 68.5%. Proceeds from the transaction are invested in U.S. Treasury backed instruments and are pledged as collateral for the Credit Facility.

     Lynch Spin Off

     On August 17, 2001, Lynch Interactive Corporation, the majority stockholder of the Company, announced plans to spin off its investment in the Company to Lynch Interactive stockholders. The proposed spin off of the Company will allow Lynch Interactive stockholders to continue to own the Company through a new entity instead of through Lynch Interactive.

Note 6.Income Taxes

     In assessing the realization of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences become deductible. A valuation allowance of $3.2 million was recorded in 2000 to reduce the deferred tax assets, as the Company has experienced cumulative losses for financial reporting for the last three years. Management considered, in reaching the conclusion on the required valuation allowance, given the cumulative losses, that it would be inconsistent with applicable accounting rules to rely on future taxable income to support full realization of the deferred tax assets. Accordingly, the remaining deferred tax assets relate to federal income tax carry backs available to the Company.

Note 7.Segment Reporting

     Description of Services by Segment

     The Company operates in four business segments: Manufactured Housing, Driver Outsourcing, Specialized Outsourcing Services, and Insurance and Finance. The Manufactured Housing segment primarily provides specialized transportation to companies, which produce new manufactured homes and modular homes through a network of terminals located in twenty-eight states. The Driver Outsourcing segment provides outsourcing transportation primarily to manufacturers of recreational vehicles, commercial trucks, and other specialized vehicles through a network of service centers in six states. The Specialized Outsourcing Services segment consists of large trailer, travel and small trailer delivery. The last segment, Insurance and Finance, provides insurance and financing to the Company's drivers and independent owner-operators. This segment also acts as a cost center whereby all property damage, bodily injury and cargo costs are captured. The Company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

     Measurement of Segment (Loss) Income

     The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as earnings before interest, taxes, depreciation and amortization (EBITDA). The accounting policies of the segments are the same as those described in the Company's annual financial statements.

     The following table presents the financial information for the Company's reportable segments for the three and nine-month periods ended September 30, (in thousands):

                                                              Three Months Ended             Nine Months Ended
                                                                September 30,                  September 30,
                                                              2001          2000             2001          2000
                                                            --------      --------         --------      --------
         Operating revenues
            Manufactured Housing                            $13,947       $18,730          $39,411       $56,931
            Driver Outsourcing                                4,532         5,152           13,759        16,584
            Specialized Outsourcing Services                  5,728         4,023           15,831        11,662
            Insurance and Finance                               627           724            1,953         2,273
            All Other                                             -             -                -            (3)
                                                            --------      --------         --------      --------
         Total operating revenues                           $24,834       $28,629          $70,954       $87,447
                                                            =======       =======          =======       =======

         Segment profit - EBITDA
            Manufactured Housing                            $ 1,146       $ 1,716          $ 3,266       $ 5,354
            Driver Outsourcing                                  283           194            1,003         1,100
            Specialized Outsourcing Services                    400            82              747           (37)
            Insurance and Finance                            (1,879)       (1,471)          (4,012)       (5,435)
            All Other                                            91          (107)            (563)         (772)
                                                            --------      --------         --------      --------
                                                                 41           414              441           210
         Depreciation and amortization                         (210)         (236)            (688)         (817)
         Interest expense                                       (90)          (77)            (182)         (210)
                                                            --------      --------         --------      --------
         (Loss) income before taxes                         $  (259)      $   101          $  (429)      $  (817)
                                                            ========      ========         ========      =========

                    1,248,157 SHARES OF CLASS A COMMON STOCK

                                    [MG LOGO]

                       ISSUABLE UPON EXERCISE OF WARRANTS

                            -------------------------

                                   PROSPECTUS

                            -------------------------

                              ______________, 2001

--------------------------------------------------------------------------------
You may rely on the information contained in this prospectus. The Morgan Group, Inc. has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Registration Fee ....................................................$  2,808.35
Printing, Engraving and Mailing........................................10,000.00
Legal Fees ............................................................90,000.00
Accounting Fees .......................................................40,000.00
Fees of Warrant Agent .................................................15,000.00
Miscellaneous Fees ..................................................  25,000.00

         Total.......................................................$182,808.35
                                                                     ===========
------------------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                                 INDEMNIFICATION

     Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Our Restated Certificate of Incorporation provides that we shall indemnify and hold harmless any person who was or is made a party, or is threatened to be made a party, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (the "Action"), by reason of the fact that he or she is or was a director or officer of ours, or is or was serving or has agreed to serve at our request as a director, officer, employee or agent of another entity, to the fullest extent authorized by the DGCL. In addition, we maintain directors' and officers' liability insurance to protect us against specified liabilities and acts where corporate reimbursement is required.


ITEM 16.  EXHIBITS.

Exhibit No.                                Description
---------------     ------------------------------------------------------------


3.1 Registrant's Restated Certificate of Incorporation, as amended, was previously filed as Exhibit 3.1 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


3.2 Registrant's Code of By-Laws, as restated and amended, is incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.1 Form of Class A Stock Certificate is incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.2 Fourth Article - "Common Stock" of the Registrant's Restated Certificate of Incorporation, contained in the Registrant's Restated Certificate of Incorporation, as amended, filed as
                    Exhibit 3.1 herewith.

4.3 Article II - "Meeting of Stockholders," Article VI - "Certificate for Shares" and Article VII - "General Provisions" of the Registrant's Code of By-Laws,
                    incorporated by reference to the Registrant's Code of By-Laws, as amended, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.4 Revolving Credit and Term Loan Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and Bank Boston, N.A., is incorporated by reference to Exhibit 4(1) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.5 Guaranty, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(2) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.6 Security Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(3) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.7 Stock Pledge Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(4) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.8 Revolving Credit Note, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(5) to the Registrant's Current Report on Form 8-K filed February 12,1999.

4.9 Amendment Agreement No. 1 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of March 31, 2000, is incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

4.10 Amendment Agreement No. 2 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of November 10, 2000, is incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.


4.11                Form of Class A Warrant  Certificate was previously filed as
                    Exhibit 4.11 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

4.12 Form of Warrant Services Agreement between the Registrant and American Stock Transfer and Trust Company was previously filed as Exhibit 4.12 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


4.13 Revolving Credit and Security Agreement, dated July 27, 2001, among GMAC Commercial Credit LLC, Morgan Drive Away, Inc. and TDI, Inc., is incorporated by reference to Exhibit
                    4.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

4.14 Guaranty, dated July 27, 2001, between Registrant and GMAC Commercial Credit LLC, is incorporated by reference to
                    Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.


4.15 Letter of Credit Financing Supplement to Revolving Credit Agreement, dated July 27, 2001, among GMAC Commercial Credit LLC, Morgan Drive Away, Inc., and TDI, Inc., is incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

4.16 Amendment to that certain Revolving Credit and Security Agreement among GMAC Commercial Credit, LLC, Morgan Drive Away, Inc., and TDI, Inc., dated as of November 8, 2001, is incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

4.17 Mortgage, dated July 31, 2001, between Morgan Drive Away, Inc. and Old Kent Bank, is incorporated by reference to
                    Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

4.18 Guaranty, dated July 31, 2001, between Registrant and Old Kent Bank, is incorporated by reference to Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

5                   Opinion  of  Barnes  &  Thornburg  was  previously  filed as
                    Exhibit 5 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


10.1 The Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.2 First Amendment to the Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed November 14, 1997.

10.3 Memorandum to Charles Baum and Philip Ringo from Lynch Corporation, dated December 8, 1992, respecting Bonus Pool, is incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.4 Term Life Policy from Northwestern Mutual Life Insurance Company insuring Paul D. Borghesani, dated August 1, 1991, is incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.5 Long Term Disability Insurance Policy from Northwestern Mutual Life Insurance Company, dated March 1, 1990, is incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.6 Long Term Disability Insurance Policy from CNA Insurance Companies, effective January 1, 1998 is incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 31, 1998.

10.7 The Morgan Group, Inc. Employee Stock Purchase Plan, as amended, is incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

10.8 Consulting Agreement between Morgan Drive Away, Inc. and Paul D. Borghesani, effective as of April 1, 1996, is incorporated by reference to Exhibit 10.19 the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, filed on April 1, 1996.

10.9 Employment Agreement, dated January 12, 2000 between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.10 Non-Qualified Stock Option Plan and Agreement, dated January 11, 2000, between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.11 Management Agreement between Skandia International and Risk Management (Vermont), Inc. and Interstate Indemnity Company, dated December 15, 1992, is incorporated by reference to
                    Exhibit 10.12 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.12 Agreement for the Allocation of Income Tax Liability between Lynch Corporation and its Consolidated Subsidiaries, including the Registrant (formerly Lynch Services
                    Corporation), dated December 13, 1988, as amended, is incorporated by reference to Exhibit 10.13 the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.13 Certain Services Agreement, dated January 1, 1995, between Lynch Corporation and the Registrant is incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

23.1                Consent of Ernst & Young LLP.*


23.2                Consent  of  Barnes  &  Thornburg  was  previously  filed as
                    Exhibit 5 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.1 Form of Letter To Class A Stockholders of Record was previously filed as Exhibit 99.1 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.2 Form of Letter from Brokers or Other Nominees to Beneficial Owners of Class A Common Stock was previously filed as
                    Exhibit 99.2 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.3 Form of Instructions by Beneficial Owners to Brokers or Other Nominees was previously filed as Exhibit 99.3 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.4 Form of Instructions As to Use of Warrant Certificates was previously filed as Exhibit 99.4 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


-------------------------------------
*Filed herewith.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss. 239.13 of this chapter), Form S-8 (ss. 239.16b of this chapter) or Form F-3 (ss.
     239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elkhart, State of Indiana, on November 13, 2001.


                                     THE MORGAN GROUP, INC.


                                      By: /s/ Anthony T. Castor, III
                                         ---------------------------------------
                                         Anthony T. Castor, III
                                         President and Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                      TITLE                         DATE


/s/ Anthony T. Castor, III
--------------------------     Director, President           November 13, 2001
Anthony T. Castor, III         and Chief Executive
                               Officer (Principal
                               Executive Officer)

/s/ Gary J. Klusman
--------------------------     Executive Vice President      November 13, 2001
Gary J. Klusman                of Finance and
                               Administration (Chief
                               Financial and Accounting
                               Officer)

/s/ Charles C. Baum*           Chairman of the Board         November 13, 2001
Charles C. Baum


/s/ Richard B. Black*          Director                      November 13, 2001
Richard B. Black


/s/ Richard L. Haydon*         Director                      November 13, 2001
Richard L. Haydon

/s/ Robert S. Prather, Jr.*    Director                      November 13, 2001
Robert S. Prather, Jr.



*By: /s/ Gary J. Klusman
    ---------------------------------
    Gary J. Klusman, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.                                 Description
---------------     ------------------------------------------------------------


3.1 Registrant's Restated Certificate of Incorporation, as amended, was previously filed as Exhibit 3.1 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


3.2 Registrant's Code of By-Laws, as restated and amended, is incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.1 Form of Class A Stock Certificate is incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.2 Fourth Article - "Common Stock" of the Registrant's Restated Certificate of Incorporation, contained in the Registrant's Restated Certificate of Incorporation, as amended, filed as
                    Exhibit 3.1 herewith.

4.3 Article II - "Meeting of Stockholders," Article VI - "Certificate for Shares" and Article VII - "General Provisions" of the Registrant's Code of By-Laws,
                    incorporated by reference to the Registrant's Code of By-Laws, as amended, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

4.4 Revolving Credit and Term Loan Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and Bank Boston, N.A., is incorporated by reference to Exhibit 4(1) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.5 Guaranty, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(2) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.6 Security Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(3) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.7 Stock Pledge Agreement, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(4) to the Registrant's Current Report on Form 8-K filed February 12, 1999.

4.8 Revolving Credit Note, dated January 28, 1999, among the Registrant and Subsidiaries and BankBoston, N.A. is incorporated by reference to Exhibit 4(5) to the Registrant's Current Report on Form 8-K filed February 12,1999.

4.9 Amendment Agreement No. 1 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of March 31, 2000, is incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

4.10 Amendment Agreement No. 2 to that Certain Revolving Credit Agreement and Term Loan Agreement among the Registrant and its Subsidiaries and BankBoston dated as of November 10, 2000, is incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.


4.11                Form of Class A Warrant  Certificate was previously filed as
                    Exhibit 4.11 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

4.12 Form of Warrant Services Agreement between the Registrant and American Stock Transfer and Trust Company was previously filed as Exhibit 4.12 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


4.13 Revolving Credit and Security Agreement, dated July 27, 2001, among GMAC Commercial Credit LLC, Morgan Drive Away, Inc. and TDI, Inc., is incorporated by reference to Exhibit
                    4.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

4.14 Guaranty, dated July 27, 2001, between Registrant and GMAC Commercial Credit LLC, is incorporated by reference to
                    Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.


4.15 Letter of Credit Financing Supplement to Revolving Credit Agreement, dated July 27, 2001, among GMAC Commercial Credit LLC, Morgan Drive Away, Inc., and TDI, Inc., is incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

4.16 Amendment to that certain Revolving Credit and Security Agreement among GMAC Commercial Credit, LLC, Morgan Drive Away, Inc., and TDI, Inc., dated as of November 8, 2001, is incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001.


4.17 Mortgage, dated July 31, 2001, between Morgan Drive Away, Inc. and Old Kent Bank, is incorporated by reference to
                    Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

4.18 Guaranty, dated July 31, 2001, between Registrant and Old Kent Bank, is incorporated by reference to Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed August 14, 2001.

5                   Opinion  of  Barnes  &  Thornburg  was  previously  filed as
                    Exhibit 5 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


10.1 The Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.2 First Amendment to the Morgan Group, Inc. Incentive Stock Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed November 14, 1997.

10.3 Memorandum to Charles Baum and Philip Ringo from Lynch Corporation, dated December 8, 1992, respecting Bonus Pool, is incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.4 Term Life Policy from Northwestern Mutual Life Insurance Company insuring Paul D. Borghesani, dated August 1, 1991, is incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.5 Long Term Disability Insurance Policy from Northwestern Mutual Life Insurance Company, dated March 1, 1990, is incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.6 Long Term Disability Insurance Policy from CNA Insurance Companies, effective January 1, 1998 is incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 31, 1998.

10.7 The Morgan Group, Inc. Employee Stock Purchase Plan, as amended, is incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

10.8 Consulting Agreement between Morgan Drive Away, Inc. and Paul D. Borghesani, effective as of April 1, 1996, is incorporated by reference to Exhibit 10.19 the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, filed on April 1, 1996.

10.9 Employment Agreement, dated January 12, 2000 between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.10 Non-Qualified Stock Option Plan and Agreement, dated January 11, 2000, between Registrant and Anthony T. Castor, III is incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

10.11 Management Agreement between Skandia International and Risk Management (Vermont), Inc. and Interstate Indemnity Company, dated December 15, 1992, is incorporated by reference to
                    Exhibit 10.12 to the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.12 Agreement for the Allocation of Income Tax Liability between Lynch Corporation and its Consolidated Subsidiaries, including the Registrant (formerly Lynch Services
                    Corporation), dated December 13, 1988, as amended, is incorporated by reference to Exhibit 10.13 the Registrant's Registration Statement on Form S-1, File No. 33-641-22, effective July 22, 1993.

10.13 Certain Services Agreement, dated January 1, 1995, between Lynch Corporation and the Registrant is incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.

23.1                Consent of Ernst & Young LLP.*


23.2                Consent  of  Barnes  &  Thornburg  was  previously  filed as
                    Exhibit 5 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.1 Form of Letter To Class A Stockholders of Record was previously filed as Exhibit 99.1 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.2 Form of Letter from Brokers or Other Nominees to Beneficial Owners of Class A Common Stock was previously filed as
                    Exhibit 99.2 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.3 Form of Instructions by Beneficial Owners to Brokers or Other Nominees was previously filed as Exhibit 99.3 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.

99.4 Form of Instructions As To Use of Warrant Certificates was previously filed as Exhibit 99.4 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2, File No. 333-63188, filed August 15, 2001.


----------------------------
*Filed herewith.